POLYMET MINING CORP.
NOTICE OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 27, 2007

Dear Shareholder:

          NOTICE IS HEREBY GIVEN that the 2007 Annual and Special Meeting, or the “Meeting”, of shareholders of PolyMet Mining Corp. (“PolyMet”) will be held on June 27, 2007 at 10:00 a.m. (Pacific Daylight Time), at The Port of Vancouver Room, Renaissance Vancouver Hotel, 1133 West Hastings Street, Vancouver, British Columbia, for the following purposes:

  to receive our 2007 Annual Report, including our audited consolidated financial statements for the fiscal year ended January 31, 2007 and the report of our auditor on those financial statements;

  to fix the number of our directors at six;

  to elect six directors to hold office until the close of our next annual meeting of shareholders;

  to appoint PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize our board of directors to fix the remuneration to be paid to our auditor;

  to approve the 2007 PolyMet Omnibus Share Compensation Plan;

  to approve the PolyMet Amended and Restated Shareholder Rights’ Plan; and

  to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

          Further information regarding the matters to be considered at the Meeting is set out in the accompanying Management Proxy Circular.

          Our board of directors has fixed the close of business on May 23, 2007 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only our registered shareholders as of the close of business May 23, 2007 will be entitled to vote, in person or by proxy, at the Meeting.

          Whether or not you plan to attend the Meeting, we urge you to, as promptly as possible, complete and return the enclosed paper Form of Proxy, or vote by proxy over the Internet, as instructed in the accompanying Management Proxy Circular. To be effective, your proxy must be received by our registrar and transfer agent, Pacific Corporate Trust Company at 510 Burrard Street, 2nd Floor, Vancouver, B.C., V6C 3B9, no later than June 25, 2007, at 2:00 p.m. (Pacific Daylight Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Pacific Corporate Trust Company after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

          If you are a beneficial shareholder and hold your Common Shares through an intermediary, such as a brokerage firm, bank, clearing agency, securities dealer or other similar organization, you should follow the voting procedures provided by: (a) our registrar and transfer agent, Pacific Corporate Trust Company, if you have given permission to your intermediary to disclose your share ownership information to us; or (b) your intermediary, if you have objected to your intermediary’s disclosure of such information.

By Order of the Board of Directors

signed “William Murray”

William Murray
President & CEO

Vancouver, British Columbia
May 25, 2007

POLYMET MINING CORP.

MANAGEMENT PROXY CIRCULAR FOR THE
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 27, 2007

     Unless the context otherwise requires, in this Management Proxy Circular all references to the “Corporation”, “PolyMet”, “we”, “our” and “us” refer to PolyMet Mining Corp. and its subsidiaries. Unless otherwise stated, information in this Management Proxy Circular is given as at May 23, 2007.

INFORMATION ABOUT THIS MANAGEMENT PROXY CIRCULAR AND
THE 2007 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Why did I receive this Management Proxy Circular?

          We have sent this Notice of Annual and Special Meeting and Management Proxy Circular, together with the enclosed paper Form of Proxy, because our board of directors is soliciting your proxy to vote at our 2007 Annual and Special Meeting (the “Meeting”) of shareholders. This Management Proxy Circular contains information about the matters to be voted on at the Meeting and important information about us. As many of our shareholders are expected to be unable to attend the Meeting in person, proxies are solicited by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting. References in this Management Proxy Circular to the Meeting include any adjournments or postponements of the Meeting.

          We intend to mail this Management Proxy Circular and accompanying paper Form of Proxy on or about June 1, 2007 to all of our shareholders entitled to vote at the Meeting.

What is the date, time and place of the Meeting?

          The Meeting will be held in The Port of Vancouver Room, Renaissance Vancouver Hotel, 1133 West Hastings Street, Vancouver, British Columbia, on June 27, 2007, at 10:00 a.m. (Pacific Daylight Time).

Who can vote at the Meeting?

          Only registered shareholders as at the close of business on May 23, 2007 will be entitled to vote at the Meeting. There are 136,528,876 common shares without par value of PolyMet (“Common Shares”) issued and outstanding. Each person voting at the Meeting has one vote in a vote by show of hands. If a ballot is taken, each person voting at the Meeting will have one vote for each share held.

Registered Shareholder: Common Shares Registered in Your Name

          If on May 23, 2007 your Common Shares were registered directly in your name with our registrar and transfer agent, Pacific Corporate Trust Company, then you are a registered shareholder. As a registered shareholder, you may vote in person at the Meeting or vote by proxy. Whether or not you plan to attend the Meeting, we urge you to, as promptly as possible, complete and return the enclosed paper Form of Proxy, or vote by proxy over the Internet, as instructed below to ensure your vote is counted.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

          If on May 23, 2007, your Common Shares were held in an account with an intermediary, such as a brokerage firm, bank, dealer or other similar organization, then you are a beneficial shareholder and your Common Shares are held in “street name”. The intermediary holding your account, or a clearing agency (such as The

Canadian Depository for Securities Limited in Canada or Cede & Co. in the United States) of which the intermediary is a participant, is considered the registered shareholder for purposes of voting at the Meeting. As a beneficial shareholder, you have the right to direct the intermediary or clearing agency on how to vote the Common Shares registered in their name. You are also invited to attend the Meeting; however, since you are not the registered shareholder, you will not be able to vote your Common Shares registered in the name of the intermediary or clearing agency unless you have been appointed as a proxyholder by the intermediary or clearing agency.

What am I voting on at the Meeting?

          At the Meeting, our shareholders will be asked to vote on the following resolutions:

  to fix the number our directors at six;

  to elect six directors to hold office until the close of our next annual meeting of shareholders;

  to appoint PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize our board of directors to fix the remuneration to be paid to our auditor;

  to approve the PolyMet 2007 Omnibus Share Compensation Plan; and

  to approve the PolyMet Amended and Restated Shareholder Rights Plan.

How does the Board recommend that I vote?

          Our board of directors believes that the fixing of the number of our directors at six, the election of our management’s six nominees to our board of directors, the appointment of PricewaterhouseCoopers LLP as our auditor, the approval of the PolyMet 2007 Omnibus Share Compensation Plan and the approval of the PolyMet Amended and Restated Shareholder Rights Plan are each in the best interests of PolyMet and our shareholders and, accordingly, recommends that each shareholder vote his or her shares “FOR” each of the named management nominees for election to our board of directors and “FOR” each of the other matters.

What vote is required in order to approve each proposal?

          Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to our board of directors who receive the largest number of favourable votes will be elected our directors, up to the maximum number of directors established by our shareholders. Shareholders are not entitled to cumulative votes for the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

         A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the appointment of PricewaterhouseCoopers LLP as our auditor and independent registered public accounting firm.

          A simple majority of the votes cast by disinterested shareholders (i.e. excluding the votes of our insiders who are eligible to participate in the proposed PolyMet 2007 Omnibus Share Compensation Plan and their associates will be excluded) by proxy or in person at the Meeting is required to approve the adoption of the PolyMet 2007 Omnibus Share Compensation Plan.

          A simple majority of the votes cast by Independent Shareholders by proxy in person at the Meeting is required to approve the adoption of the PolyMet Amended and Restated Shareholder Rights Plan. The Corporation is not aware of any shareholder who would not be considered an Independent Shareholder.

          Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the beneficial shareholder with respect to the voting of certain of our Common Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Common Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Common Shares represented by such broker “non-votes” will, however, be counted in determining whether there is a quorum for the Meeting.

How do I vote?

Registered Shareholder: Common Shares Registered in Your Name

          If you are a registered shareholder you may vote by proxy or in person at the Meeting. Whether or not you plan to attend the Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the Meeting and vote in person if you have already voted by proxy.

  To vote in person at the Meeting, please come to the Meeting and we will give you an attendance card when you arrive.

  To vote using the enclosed paper Form of Proxy, please complete, sign and return your Form of Proxy in accordance with the instructions on the Form of Proxy.

  To vote by proxy over the Internet, go to http://webvote.pctc.com and follow the online voting instructions and refer to your holder account number and proxy access number provided on the enclosed paper Form of Proxy.

          Whether you are voting by paper or Internet proxy, your proxy must be received by our registrar and transfer agent, Pacific Corporate Trust Company, Attention Proxy Department, 510 Burrard Street, 2nd Floor, Vancouver, B.C., V6C 3B9, facsimile: 604-689-8144, no later than June 25, 2007 at 2:00 p.m. (Pacific Daylight Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Pacific Corporate Trust Company after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

          If the instructions you give in your proxy are clear, and if the proxy is properly completed and delivered as described above and has not been revoked, the Common Shares represented by your proxy will be voted or withheld from voting on any poll that may be called for and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted on any poll in accordance with your instructions.

          You have the right to appoint another person to attend and act on your behalf at the Meeting other than the persons named in the enclosed paper proxy. To exercise this right, please insert the name of your nominee in the blank space provided. A person appointed as a proxyholder need not be a shareholder.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

          We have two kinds of beneficial shareholders – those who have given permission to their intermediary to disclose their ownership information to us, otherwise referred to as “non-objecting beneficial owners”, and those who have objected to their intermediary’s disclosure of this information, otherwise referred to as “objecting beneficial owners”. As allowed under Canadian provincial securities laws, we have obtained a list of our non-objecting beneficial owners from intermediaries and have used that list to distribute proxy-related materials directly to non-objecting beneficial owners.

          If you are a non-objecting beneficial owner, then you will receive a voting instruction form from Pacific Corporate Trust Company, our registrar and transfer agent. If you are an objecting beneficial owner, then you will receive a voting instruction form from your intermediary.

          The voting instruction form that you will receive is similar to the proxy that we provide to our registered shareholders. However, its purpose is limited to instructing your intermediary or clearing agency, as the registered shareholder, on how to vote on your behalf. No person will be admitted at the Meeting to vote by presenting a voting instruction form.

  To vote using the voting instruction form, simply complete and return the voting instruction form in accordance with its instructions.

  To vote in person at the Meeting, you must instruct Pacific Corporate Trust Company if you are a non- objecting beneficial owner, or your intermediary if you are an objecting beneficial owner, to appoint you as proxyholder.

          If you have any questions, contact Pacific Corporate Trust Company if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner.

How will proxies be exercised?

          The proxyholder will vote according to instructions in the proxy on any ballot which may be called for and for which a choice has been specified. Unless otherwise indicated by you on the proxy, your Common Shares will be voted “FOR” the election of our management’s nominees for election to our board of directors and “FOR” each of the other motions proposed to be made at the Meeting as stated in the proxy.

          The proxy also confers upon the proxyholder discretionary authority to vote all Common Shares represented by the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and any other matter that properly comes before the Meeting. Our board of directors know of no such amendment, variation or other matter that is to be presented for action at the Meeting. However, if any other matters which are not now known to our board of directors should properly come before the Meeting, the proxies will be voted, or withheld, by the proxyholder in his or her discretion.

What is the quorum for the Meeting?

          A quorum of shareholders must be present at the commencement of the Meeting, either in person or by proxy. Under our Bylaws, the quorum for the Meeting is two of our shareholders present in person or by proxy holding or representing more than 5% of our Common Shares. If a quorum is not present at the commencement of the Meeting or within a reasonable period of time thereafter, the shareholders present in person or by proxy may adjourn the meeting to a fixed time and place but may not transact any other business at the Meeting.

What does it mean if I receive more than one set of proxy materials?

          This means that you own Common Shares that are registered under different names. For example, you may own some shares directly as a registered shareholder and other shares as a beneficial shareholder through an intermediary, or you may own shares through more than one such organization. In these situations, you will receive multiple sets of proxy materials. It is necessary for you to, as promptly as possible, complete and return all paper proxies, or vote by proxy over the Internet, and complete and return all voting instruction forms in order to vote all of the shares you own. Each paper proxy you receive will come with its own return envelope. If you vote by mail, please make sure you return each paper proxy in the return envelope that accompanies that proxy.

Can I revoke my proxy?

          Yes, if you are a registered shareholder and have voted by paper or Internet proxy, you may revoke your proxy by delivering a duly executed proxy by paper or Internet with a later date or a form of revocation of proxy. Your proxy may be revoked by an instrument in writing signed by you or by your attorney duly authorized in writing and, if you are a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited at our registered office at Farris Vaughan Wills & Murphy, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Mitchell Gropper, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.

          Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting or any adjournments or postponements thereof before the taking of a vote in respect of which the proxy is to be used. You may also revoke your proxy in any other manner permitted by law.

          If you are a non-objecting beneficial owner, you should contact Pacific Corporate Trust Company in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to Pacific Corporate Trust. Similarly, if you are an objecting beneficial owner, you should contact the intermediary that holds your Common Shares in order to obtain instructions regarding the procedures for the revoking any voting instructions that you previously provided to your intermediary.

Who pays the cost of the proxy solicitation?

          We will pay the cost of soliciting these proxies, including the printing, handling and mailing of the proxy materials. Copies of these materials will be given to brokerage firms, banks, dealers or other similar organizations that hold our Common Shares for our beneficial shareholders. We will reimburse these brokerage firms, banks, dealers or other similar organizations for their reasonable out of pocket expenses in forwarding proxy materials to our beneficial shareholders. In addition, proxies may be solicited by certain of our directors, executive officers and employees personally or by telephone, mail, facsimile or e-mail. No additional compensation will be paid to our directors, officers or other employees for soliciting proxies. We may, if determined advisable, retain at our cost an agency to solicit proxies for us in Canada and in the United States.

How can I make a shareholder proposal for PolyMet’s 2008 Annual Meeting?

          If you want to propose a matter for consideration at our 2008 Annual Meeting, then that proposal must be submitted to us at our registered office at Farris Vaughan Wills & Murphy, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Mitchell Gropper, 90 days before the anniversary date of the Notice of Meeting for the 2007 Annual and Special Meeting. To be eligible to submit a proposal, a person:

•	must be, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holder or the beneficial owner of the number of our Common Shares:

	-	that is equal to at least 1% of the total number of our outstanding Common Shares, as of the day on which the shareholder submits the proposal; or

	-	our shares whose fair market value, as determined at the close of business on the day before the Shareholder submits the proposal to us, is at least $2,000; or

•

must have the support of persons who, in the aggregate, and including or not including the person that submits the proposal, have been, for at least the six month period immediately before the day on which the shareholder submits the proposal, the registered holders, or the beneficial owners of the number of our Common Shares:

	-	that is equal to at least 1% of the total number of our outstanding shares, as of the day on which the shareholder submits the proposal; or

	-	our shares whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to us, is at least $2,000.

For a proposal to be valid, it must, subject to the Canada Business Corporations Act, contain:

•	the name and address of the person and of the person’s supporters, if applicable; and

•	the number of shares held or owned by the person and the person’s supporters, if applicable, and the date the shares were acquired.

What if I have any questions regarding the Meeting?

          If you have any questions regarding the Meeting, please contact our registrar and transfer agent, Pacific Corporate Trust Company:

•	by phone:	604-689-8144

•	by e-mail:	pacific@pctc.com

•	by mail:	510 Burrard Street, 2nd Floor, Vancouver, B.C., V6C 3B9

How can I find out the results of the voting at the Meeting?

          Preliminary voting results will be announced at the Meeting. Final voting results will be filed with the Canadian provincial securities regulatory authorities and be available on the Internet at www.sedar.com and will also be furnished to the United States Securities and Exchange Commission published in a report on Form 6-K and be available on the Internet at www.sec.gov.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

          As of May 23, 2007, to the knowledge of the directors and officers, no one person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of our issued and outstanding Common Shares. Our directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 12,833,996 or approximately 10% of our issued and outstanding Common Shares.

BUSINESS TO BE CONDUCTED AT THE MEETING

Fixing the Number of Directors

          Our articles and bylaws provide that our board of directors is to consist of a minimum of three directors and a maximum number to be determined from time to time by ordinary resolution of our Shareholders. Our board of directors currently consists of six individuals. Our board of directors proposed to fix the number of our directors at six.

          A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposal to fix the number of our directors at six.

          The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” fixing the number of our directors at six.

Our Board of Directors recommends a vote “FOR” fixing the number of our Directors at six.

Election of Directors

Director Nominees for Election

          All of our current directors intend to stand for election to our board of directors. Our management has put forward the names of the current directors as nominees as outlined below.

          The term of each of our present directors expires at the conclusion of the Meeting. Each director elected at the Meeting will hold office until the conclusion of our next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with our bylaws or our governing legislation.

          We are not aware that any of our nominees will be unable or unwilling to serve as one of our directors; however, should we become aware of such an occurrence before the election of directors takes place at the Meeting and if the persons named in the accompanying paper proxy are appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom our board of directors in its discretion, may select.

          Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to our board of directors receiving the largest number of favourable votes will be elected as our directors, up to the maximum number of directors fixed by our shareholders. Shareholders are not entitled to cumulate votes for the election of directors and no class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

          The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” each named nominee.

Our Board of Directors recommends a vote “FOR” each named Nominee

Information about Nominees for Directors

          The following table provides certain information regarding our management’s nominees for election to our board of directors. This information has been provided to us as of May 23, 2007 by the respective nominees.

			Number and
			Approximate
			Percentage of Common
			Shares Beneficially
			Owned or Over Which
			Control or Direction is
Name of and Province and			Exercised
Country of Residence of
Proposed Nominee Directors	Director Since	Position with PolyMet	Number	Percent

William Murray, P. Eng. British Columbia, Canada	March 17, 2003	Director, President & CEO	1,797,276	1.32%

W. Ian L. Forrest (2, 3, 4) Vaud, Switzerland	October 3, 2003	Director, Chairman	1,278,000	0.94%

George Molyviatis (2, 3, 4) Athens, Greece	March 17, 2003	Director	8,184,920	6.00%

Dr. David Dreisinger, Ph. D. (3) British Columbia, Canada	October 3, 2003	Director	426,300	0.31%

James Swearingen Minnesota, United States	December 17, 2004	Director	360,000	0.26%

William D. Corneliuson (3) Wisconsin, United States	March 8, 2007	Director	360,000	0.26%

Notes:

(1)

The information as to the number of Common Shares owned, directly or indirectly, or controlled or directed has been based upon information provided by each of the proposed nominees for director and reports filed on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

(2)	Member of our Compensation Committee.
(3)	Member of our Audit Committee.
(4)	Member of our Nominating Committee.

The following is a brief profile of each of the nominees for election to our board of directors

W. Ian L. Forrest Mr. Forrest has served as a director of our board since October 3, 2003 and has been our Chairman since. He also serves on our audit, compensation, and corporate governance committees. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland and continues to practice as a public accountant in Geneva, Switzerland. Mr. Forrest has 30 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also serves as a director on the boards two Canadian public companies, Caledonian Mining Corporation and Mengold Resources Inc. Having played an important role in the revival of PolyMet Mining Corporation in 2003, he was appointed Chairman in May 2004. Mr. Forrest currently resides in Switzerland.

William Murray Mr. Murray has served as our President and Chief Executive Officer and as director since March 17, 2003. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management and project evaluation in North America and Africa. He became involved with our operations in March 2003 as a principal of Optimum Project Services Ltd., a consulting firm whose work with us led to technical improvements and large capital cost reductions on the NorthMet Project. Prior to that, Mr. Murray was employed by at Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1987, Mr. Murray was a Director of Project Services at Denison Mines where he participated in the construction of the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division, where he eventually became the Chief Engineer. Mr. Murray is also a director of Baja Mining Corp. Mr. Murray resides in Canada.

William D. Corneliuson Mr. Corneliuson has served as a member of our board of directors since March 8, 2007. He also serves on our audit committee. Mr. Corneliuson is the founder, President and Chief Investment Officer of B.C. Holdings. He has over 30 years of investment experience in a range of asset management positions including managing large institutional portfolios, mutual funds and a private investment fund. Prior to founding B.C. Holdings, Mr. Corneliuson co-founded Strong Capital Management in 1976, which became Strong/Corneliuson Capital Management, where he served as the firm's president and raised and managed several billion dollars of institutional assets and a variety of mutual funds that achieved superior ratings. Mr. Corneliuson received a B.A. in Political Science and subsequently an MBA from Michigan State University. He served in the U.S. Marine Corps where he achieved the rank of Captain. Mr. Corneliuson also serves as chairman of the board of Medwave Inc., a medical device development company.

Dr. David Dreisinger Dr. Dreisinger has served as a member of our board of directors since October 3, 2003. As of January 31, 2007 Dr. Dreisinger also served on our audit committee. Dr. Dreisinger is currently a member of the faculty at the University of British Columbia in the Department or Metal and Material Engineering. He has published over 100 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 11 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores and the Sepon Copper Process for copper recovery from sulfidic-clayey ores.

George Molyviatis Mr. Molyviatis has served as a member of our board of directors since March 17, 2003. He also serves on our audit and compensation committees. Mr. Molyviatis has approximately so years experience as an investment banker and businessman. He started his career with BNP Paribas in Geneva in 1986 where held increasingly senior positions, ultimately becoming a Senior Vice-President. In 1994 he joined the Credit Suisse Group as a Senior Vice-President and left in 1996 to join Pegasus Securities, S.A., a Greek investment bank that he ran until 1999, when it was sold. Since then Mr. Molyviatis has been a private investor in several natural resource companies and owns several large forestry and timber processing facilities in Georgia and Russia. Mr. Molyviatis currently resides in Greece.

James Swearingen Mr. Swearingen has served as a member of our board of directors since January 14, 2005. Mr. Swearingen formerly managed the largest mining operation in North America, US Steel's Minntac mine and plant along Minnesota's Mesabi Iron Range, serving as General Manager of Minnesota Ore Operations. He currently serves as co-chair of the Governor's Committee on Minnesota's Mining Future. Mr. Swearingen is also active with other groups that bring new technology to north-eastern Minnesota to develop non-ferrous mines and new, value added, projects in steel making. He is also an active advisor to the University of Minnesota's Natural Resources Research Institute based in Duluth, Minnesota. Mr. Swearingen resides in the United States.

          To the knowledge of our management, none of the proposed directors is or, within the 10 years prior to the date hereof, has been a director or executive officer of any other company that, while that person was acting in that capacity: (i) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted to any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets, except that W. Ian L. Forrest was a director of AB Airlines plc from June 30 to July 30, 1999 and, on August 2, 1999, AG Airlines plc was placed in administrative receivership.

          To the knowledge of our management, none of the proposed directors has, during the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the proposed director.

Appointment of Auditors

          The firm of PricewaterhouseCoopers LLP has served as our auditor since April 18, 2006. Upon the recommendation of our audit committee, our management proposes that PricewaterhouseCoopers LLP be appointed as our auditor to hold office until the close of our next annual meeting of shareholders and that our board of directors be authorized to fix the remuneration to be paid to our auditor. We have been advised that a representative of PricewaterhouseCoopers LLP will attend the Meeting and will have the opportunity to make a statement and respond to questions relating to their duties as auditor.

          A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposed appointment of PricewaterhouseCoopers LLP.

          The persons named in our management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” the appointment of PricewaterhouseCoopers LLP as our auditor to hold office until the close of our next annual meeting of shareholders and that our board of directors be authorized to fix the remuneration to be paid to our auditor. If the resolution is not adopted, the Canada Business Corporations Act provides that our current auditor, PricewaterhouseCoopers LLP, will continue to act for us until such time as our shareholders approve an alternative auditor.

Our Board of Directors recommends a vote “FOR” appointing PricewaterhouseCoopers LLP

Adoption of New Omnibus Share Compensation Plan

          The PolyMet 2007 Omnibus Share Compensation Plan, or “2007 Plan”, was adopted by our board of directors on May 25, 2007.

          At the Meeting, Shareholders will be asked to adopt the PolyMet 2007 Omnibus Share Compensation Plan (the “2007 Plan”). The process of developing the 2007 Plan and the rationale for it have been reviewed by our compensation committee in its “Report on Executive Compensation”. Further detailed information is contained in this section.

What am I voting on?

          PolyMet’s current incentive stock option plan is the Incentive Stock Option Plan. The Incentive Stock Option Plan authorizes only one type of award, stock options, thus limiting the flexibility to provide for other types of awards including Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Awards and Other Stock-Based Awards (collectively referred to as “Awards”), that provide different types of incentives. Under the Incentive Stock Option Plan, stock options have a maximum term of seven years.

          The Incentive Stock Option Plan was adopted May 28, 2004. The terms of the Incentive Stock Option Plan do not reflect recent policy changes of the Toronto Stock Exchange, nor emerging practices and limitations on management that are typically being adopted in new equity compensation plans. Accordingly, the Board determined that it is preferable to approve a new plan, the 2007 Plan, which will govern both options granted under the existing Incentive Option Plan as well as future Awards under the 2007 Plan. If the 2007 Plan is adopted by Shareholders at the Meeting, no new options will be awarded under the Incentive Stock Option Plan. Instead, the number of Common Shares available for issuance under the Incentive Stock Option Plan will become available for issuance under the 2007 Plan.

          Under the terms of the Incentive Stock Option Plan, PolyMet is able to issue up to ten percent (10%) of its issued and outstanding Common Shares for stock option grants. PolyMet has: (i) granted options to purchase 11,040,000 Common Shares under the Incentive Stock Option Plan (representing 8.06% of PolyMet’s issued and outstanding Common Shares); and (ii) agreed to issue 4,940,000 Common Shares as compensation for performance in lieu of salary or bonus under PolyMet’s existing Bonus Share Incentive Plan (the “Bonus Plan”). Of the 4,940,000 Common Shares to be issued under the Bonus Plan, the issuance of 3,640,000 Common Shares remains subject to the approval of disinterested shareholders of PolyMet.

          If the 2007 Plan is approved by Shareholders, the aggregate number of Common Shares issuable under the 2007 Plan shall not at any time exceed the greater of: (i) 10% of PolyMet’s issued and outstanding Common Shares; and (ii) 18,592,888 Common Shares, representing 13.62% of PolyMet’s outstanding Common Shares, of which 5,940,000 Common Shares are reserved for issuance as Awards other than Options.

          Of the 4,940,000 Common Shares to be issued under the Bonus Plan, 3,640,000 Common Shares are to be issued upon the achievement of Milestone 4 (as summarized below). The issuance of these shares is subject to approval by disinterested shareholders at a subsequent meeting of shareholders, except that disinterested shareholders approved, at the meeting of shareholders of PolyMet held on June 21, 2006, the issuance of these shares upon an unsolicited take-over bid which is recommended by the directors of PolyMet and more than 50% of the issued shares of PolyMet are tendered and not withdrawn under the bid. Except as set forth in the preceding sentence, the approval of the 2007 Plan does not include, and will not result in the approval by shareholders of, the issue of the 3,640,000 Common Shares to be issued under the Bonus Plan upon the achievement of Milestone 4.

          The Board believes that the number of Common Shares available for issuance under the 2007 Plan, if it is approved by Shareholders, will be sufficient to meet PolyMet’s needs for stock based compensation arrangements.

          If the 2007 Plan is adopted, all option agreements entered into under the Incentive Stock Option Plan will be governed by the terms of the 2007 Plan. PolyMet will not grant any new options under the Incentive Stock Option Plan and will grant future options solely under the 2007 Plan. If Shareholder approval of the 2007 Plan is not obtained at the Meeting, the 2007 Plan will be of no effect and all future options will continue to be granted under the Incentive Stock Option Plan.

What are the general provisions of the 2007 Plan?

          The following is a summary of important provisions of the 2007 Plan. It is not a comprehensive discussion of all of the terms and conditions of the 2007 Plan. Readers are advised to review the full text of the 2007 Plan to fully understand all terms and conditions of the 2007 Plan. A copy of the 2007 Plan is attached to this Circular as Appendix B.

          Purpose. The purpose of the 2007 Plan is to promote PolyMet’s interests and long-term success by providing directors, officers, employees and consultants with greater incentive to further develop and promote

PolyMet’s business and financial success, to further the identity of interest of persons to whom Awards may be granted with those of the Shareholders generally through a proprietary ownership interest in PolyMet, and to assist PolyMet in attracting, retaining and motivating its directors, officers, employees and consultants.

          Eligible Participants. Under the 2007 Plan, the Board can, at any time, appoint a committee (the “Compensation Committee”) to oversee the administration of the 2007 Plan. The Compensation Committee can, from time to time, recommend Awards to any director, officer, employee or any individual, company or other person engaged to provide ongoing valuable services to PolyMet (a “Consultant”), or to a person otherwise approved by the Compensation Committee (any such person or company is called an “Eligible Person”).

          Number of Securities Issued or Issuable. The maximum number of Common Shares issuable under the 2007 Plan will not exceed the greater of (i) 10% of all issued and outstanding Common Shares from time to time; and (ii) 18,592,888 Common Shares of which 4,940,000 Common Shares are reserved for issuance under PolyMet’s existing Bonus Share Incentive Plan and the balance, representing 10% of PolyMet’s outstanding Common Shares, are reserved for issuance under all other stock based compensation arrangements.

          For purposes of the above, if an Award entitles the holder to receive or purchase Common Shares, the number of Common Shares covered by such Award or to which such Award relates will be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the 2007 Plan. Every Common Share subject to an Award that is an option or a Stock Appreciation Right will be counted against the limit as one (1) Common Share.

          Any Common Shares that are used by a Participant as full or partial payment to PolyMet of the purchase price relating to an Award will again be available for granting Awards under the 2007 Plan. If an outstanding Award for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by PolyMet for an amount not greater than the Participant’s purchase price, the Common Shares will again be available for issuance under the 2007 Plan. Common Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

          Maximum Grant to Insiders or any one Participant. The aggregate number of Common Shares issuable to all persons to whom Awards have been granted under the 2007 Plan (a “Participant”) that are insiders, pursuant to the 2007 Plan or issuable in any one year period to persons that are insiders, when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 10% of the total number of outstanding Common Shares (on a non-diluted basis) excluding Common Shares that may be issued under PolyMet’s existing Bonus Plan. The maximum number of Common Shares issuable to any one Participant pursuant to this Plan within any one year period shall not, in aggregate, exceed 5% of the total number of outstanding Common Shares

          Maximum Grant to Independent Directors. The aggregate number of Common Shares issuable to any one Participant that is an independent director of PolyMet, pursuant to the 2007 Plan or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 1% of the total number of outstanding Common Shares (on a non-diluted basis), excluding Common Shares reserved for issuance to such Participant at a time when such Participant was not an independent director of PolyMet and excluding Common Shares that may be issued under PolyMet’s existing Bonus Plan.

          Maximum Grant to Any One Participant. Subject to the restrictions set forth under “Maximum Grant to Insiders” and “Maximum Grant to Independent Directors” the aggregate number of Common Shares issuable to any one Participant, pursuant to the 2007 Plan in any fiscal year of PolyMet or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 1.5 million Common Shares, subject to adjustment as provided in the 2007 Plan.

          Notwithstanding any other granting provision, the aggregate number of Common Shares issuable under the 2007 Plan for U.S. Qualified Incentive Stock Options is equal to the maximum number of Common Shares subject to the 2007 Plan, and for greater certainty cannot exceed 25 million Common Shares, subject to adjustment provisions in the 2007 Plan and subject to the provisions of section 422 and 424 of the U.S. Internal Revenue Code.

          Exercise Price of Options. The exercise price per Common Share for options is fixed by the Compensation Committee but under no circumstances can the exercise price at the time of grant be lower than, at the election of the Compensation Committee, either (i) the volume weighted average Canadian dollar trading price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to that relevant date, calculated by dividing the total value by the total volume of Common Shares traded; or (ii) the volume weighted average United States dollar trading price of the Common Shares on the American Stock Exchange for the five trading days prior to that relevant date, calculated by dividing the total value by the total volume of Common Shares traded; or (iii) the volume weighted closing price per Common Share on any other exchange or trading facilities through which the Common Shares trade or are quoted from time to time for the five trading days prior to that relevant date, calculated by dividing the total value of the total volume of Common Shares traded (the “Market Price”).

          In addition, if any Participant who is a citizen or resident of the U.S. to whom an “incentive stock option” for the purposes of section 422 of the U.S. Internal Revenue Code (a “U.S. Qualified Incentive Stock Option”) is to be granted under the 2007 Plan, and at the time of the grant the Participant is an owner of shares possessing more than 10% of the total combined voting power of all classes of the Common Shares, then special provisions will be applicable to the U.S. Qualified Incentive Stock Option granted to such individual. These special provisions applicable only to U.S. Qualified Incentive Stock Options will be: (a) the exercise price (per Common Share) cannot be less than 110% of the fair market value of one Common Share at the time of grant; and (b) the option exercise period cannot exceed five years from the date of grant.

          Vesting of Options. Vesting is at the discretion of the Compensation Committee. However, if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date without cause, or a change of control of PolyMet occurs then all unvested Options will vest on the date of termination or change of control, as the case may be.

          Term of Options. The term of options granted will be determined by the Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date cannot be later than the earlier of (i) the date which is the 7th anniversary of the date on which such option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject. In addition, the term of the options will be extended if the expiry date occurs during or within nine business days following the end of a blackout period (the interval of time during which PolyMet determines that one or more Participants cannot trade any securities because they may be in possession of undisclosed material information). In such circumstances, the options will be extended to the date which is ten business days following the end of the blackout period. Notwithstanding the foregoing, a U.S. Qualified Incentive Stock Option will terminate and no longer be exercisable no later than five years after the date on which the U.S. Qualified Incentive Stock Option was granted. No U.S. Qualified Incentive Stock Option can be granted more than ten years after the earlier of (a) the date on which the 2007 Plan is adopted by the Board; or (b) the date on which the 2007 Plan is approved by PolyMet’s Shareholders.

          Exercise of Options. Options may be exercised by a Participant: (i) upon payment of the exercise price; (ii) by arrangements made between PolyMet and a broker chosen by the Participant by which the broker pays PolyMet the exercise price of the Options that are exercised upon the sale of the Common Shares issued upon the exercise of the Options; or (iii) with the approval of the Compensation Committee, at the election of the Participant, by payment by PolyMet to the Participant of an amount equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option or by the issue of Common Shares to the Participant having a Market Price equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option.

          Stock Appreciation Rights. The Compensation Committee is authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms and conditions of the 2007 Plan. For Stock Appreciation Rights granted under the Plan, the Participant, upon exercise of the Stock Appreciation Right, has the right to receive, as determined by the Compensation Committee, cash or a number of Common Shares equal to the excess of: (a) the Market Price of one Common Share on the date of exercise (or, if the Compensation Committee so determines at any time during a specified period before or after the date of exercise), and; (b) the grant price of the Stock Appreciation Right as determined by the Compensation Committee, which grant price cannot be less than 100% of the Market Price of one Common Share on the date of grant of the Stock Appreciation Right.

          The term of the Stock Appreciation Right granted will be determined by the Compensation Committee and specified in the Award agreement pursuant to which such Stock Appreciation Right is granted, provided that the date cannot be later than the earlier of (i) the date which is the 7th anniversary of the date on which such Stock Appreciation Right is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject.

          Restricted Stock. The Compensation Committee is authorized to grant Restricted Stock to Eligible Persons under the 2007 Plan. The Common Shares of restricted stock will be subject to such restrictions as the Compensation Committee may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such instalments or otherwise as the Compensation Committee determines.

          Restricted Stock Unit. The Compensation Committee is authorized to grant Restricted Stock Units to Eligible Persons under the 2007 Plan. A Restricted Stock Unit Award will be subject to a Restricted Stock Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the 2007 Plan, as the Compensation Committee determines.

          Performance Awards. The Compensation Committee is authorized to grant Performance Awards to Eligible Persons under the 2007 Plan. A Performance Award granted under the Plan (i) may be denominated or payable in cash, Common Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property, and (ii) will confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Compensation Committee establishes. Subject to the terms of the 2007 Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of the Performance Award will be determined by the Compensation Committee.

          Existing Bonus Share Incentive Plan. PolyMet has established a bonus share incentive plan (the “Bonus Plan”) for its directors and key employees and consultants (the “Key Employees”). The directors and Key Employees are collectively referred to as the “Individuals”. The Bonus Plan provides for share bonuses to be issued to the Individuals upon PolyMet reaching certain identifiable milestones in its business plan, and is intended to reward the Individuals for their unique expertise and experience in achieving these milestones. The board of directors is of the view that, from a corporate governance perspective, it is more appropriate to provide a reward mechanism of this nature than to provide incentive to insiders exclusively in the form of incentive stock options, since PolyMet’s share price can vary in accordance with a range of external factors not related to the performance of management and key employees.

          The Bonus Plan was initially adopted by the Board of Directors on November 5, 2003, at which time the market price of PolyMet’s shares was $0.19 per share. The Bonus Plan was approved by 98.42% of the disinterested shareholders at PolyMet’s Annual General Meeting held on May 28, 2004.

          On November 4, 2004, PolyMet adopted, and the shareholders approved, a revised Bonus Plan limiting the aggregate number of shares that may be issued under the Bonus Plan and PolyMet’s Incentive Stock Option plan to not more than 20% of PolyMet’s issued shares from time to time. As a result, at that time, the number of shares issuable under the Bonus Plan was limited to Milestones l and 2, for an aggregate number of shares issuable of 2,890,000. To date, Milestone I has been reached and the 1,590,000 shares available under Milestone 1 of the Bonus Plan have been issued. Milestone 2 – the execution and delivery of a long term contract for the delivery of nickel concentrate from the NorthMet Property, has not been achieved, and 1,300,000 Common Shares remain reserved for issuance upon the achievement of Milestone 2.

          At PolyMet’s Annual General Meeting held on June 21, 2006. 98.82% of the disinterested shareholders approved the issue of a total of 2,350,000 Common Shares to the Individuals upon the attainment of Milestone 3:-completion of a bankable feasibility study which indicates that production from the NorthMet Property is commercially feasible. This milestone was met on October 24, 2006 and the Common Shares issuable upon the achievement of Milestone 3 have been issued.

          The issuance of Common Shares upon the achievement of Milestone 4 – commencement of commercial production for the NorthMet Property - has not been approved by disinterested shareholders, except that disinterested shareholders approved, at the meeting of shareholders of PolyMet held on June 21, 2006, the issuance of these shares upon an unsolicited take-over bid which is recommended by the directors of PolyMet and more than 50% of the issued shares of PolyMet are tendered and not withdrawn under the bid. Except as set forth in the preceding sentence, subject to the approval by disinterested shareholders at a meeting of shareholders of PolyMet held subsequent to June 27, 2007, upon achievement of Milestone 4, 3,640,000 Common Shares will be issued to the directors and key employees as a group.

          By approving the 2007 Share Compensation Plan, shareholders will not approve the issue of the 3,640,000 Common Shares to be issued upon the achievement of Milestone 4 of the Bonus Plan except upon event of an unsolicited take-over bid which is recommended by the directors of PolyMet and more than 50% of the issued shares of PolyMet are tendered and not withdrawn under the bid. We intend to ask shareholders to approve the issuance of these Common Shares upon the achievement of Milestone 4 at a subsequent meeting of our shareholders.

          Other Stock-Based Awards. The Compensation Committee is authorized to grant to an Eligible Person, subject to the terms of the 2007 Plan, such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the 2007 Plan.

          Termination of Options Except as may be determined by the Compensation Committee or the board of directors; (i) if a Participant resigns or a Participant’s contract as a consultant terminates at its normal termination date, then all Options granted to such Participant expire 30 days after the date of resignation or termination; (ii) if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a Consultant is terminated by PolyMet before its normal termination date without cause, then the Option will expire 180 days after the date of termination; (iii) if a Participant’s employment is terminated by the PolyMet for cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date for cause, then the Option will expire on the date of termination; (iv) if a Participant’s contract as a consultant is frustrated before its normal termination date due to permanent disability, then the Option will expire 180 days after the date of frustration; (v) if a Participant’s employment ceases due to permanent disability, then the Option will continue to become exercisable until the Expiry Date; (vi) if a Participant retires upon attaining the mandatory or early retirement age established by the PolyMet from time to time, then the Option will expire on the Expiry Date; and (vii) if a Participant dies, then the Option will continue to become exercisable during the period ending on 12 months after the death of the Participant

          Assignability. Awards granted under the 2007 Plan are non-transferable and non-assignable to anyone other than to a “permitted assign” as defined in the 2007 Plan.

          Procedure for Amending. The Compensation Committee has the right at any time to amend the 2007 Plan or any Award agreement under the 2007 Plan provided that shareholder approval has been obtained by ordinary resolution, including any amendment that would: (i) increase the number of Common Shares, or rolling maximum percentage, reserved for issuance under the 2007 Plan; (ii) reduce the exercise price per Common Share under any option or Stock Appreciation Right or cancel any option or Stock Appreciation Right and replace such option or Stock Appreciation Right with an option or Stock Appreciation Right with a lower exercise price per Common Share; (iii) extend the term of an Award beyond its original expiry time; (iv) increase the limit on the participation by independent directors in the 2007 Plan; or (v) permit an Award to be transferable or assignable to any person other than in accordance with the 2007 Plan.

          Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including those of the Toronto Stock Exchange), amendments to vesting provisions of option agreements, amendments to the expiry date of options so long as such amendments do not extend options past the original date of expiration, and any amendments which provide for a cashless exercise feature with respect to an option so long as the feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the 2007 Plan.

          Financial Assistance. PolyMet does not provide financial assistance to Participants to facilitate the purchase of Common Shares upon the exercise of options granted under the 2007 Plan. However, there may be certain financial assistance provided by PolyMet for other types of Awards, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over PolyMet.

          Other Material Information. Appropriate adjustments to the 2007 Plan and to Awards granted thereunder are to be made to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Common Shares, payment of stock dividends or other changes in PolyMet’s capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results in a change of control, the Compensation Committee will, in an appropriate and equitable manner: (i) determine the purchase price or exercise price with respect to any Award, provided, however, that the number of Common Shares covered by any Award or to which such Award relates is always a whole number; or (ii) determine the manner in which all unexercised option rights granted under the 2007 Plan will be treated; (iii) offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the exercise price (and otherwise substantially upon the terms of the option being replaced, or upon terms no less favourable to the Participant); or (iv) commute for or into any other security or any other property or cash, any option that is still capable of being exercised, upon giving to the Participant to whom the Award has been granted at least 30 days written notice of its intention to commute the option, and during such period of notice, the option, to the extent it has not been exercised, can be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the option will lapse and be cancelled.

          Control Change and Going Private Transaction. In addition to the foregoing, in the event of a transaction that, if completed could result in a change of control (including a take over bid), a Participant may exercise all Options granted to the Participant, but only for the purposes of participating in such transaction. In the event all of the equity interests in PolyMet are acquired without the substitution of an equivalent equity interest (a “going private transaction”), PolyMet may terminate the Options at the time of and subject to the completion of such going private transaction by giving at least 10 days prior written notice of such termination to the Participant and paying to the Participant at the time of completion of such going private transaction an amount equal to the fair value of such Option as determined by a recognized investment dealer in Canada as selected by the Compensation Committee for this purpose

Further Approvals

          In accordance with the requirements of the Toronto Stock Exchange, any unallocated Awards under the rolling 10% maximum allowed will require the further approval of the Board of Directors and Shareholders at least once during each three (3) year period that has elapsed from the date the 2007 Plan is first approved by Shareholders.

Approval

          Under the policies of the Toronto Stock Exchange, the 2007 Plan must be approved by PolyMet’s shareholders, excluding the votes of shares held by insiders who are eligible to participate in the 2007 Plan. An aggregate of 12,833,996 Common Shares are held by insiders who are eligible to participate in the 2007 Plan and whose votes will be excluded in determining the number of votes cast in respect of the resolution to approve the 2007 Plan. Accordingly, at the Meeting, shareholders will be asked to consider the following resolution:

“BE IT RESOLVED as an ordinary resolution THAT:

1.

Subject to the approval of the Toronto Stock Exchange and all other applicable regulatory authorities, the 2007 Plan in the form attached as Appendix B to this Circular be and is hereby approved and adopted,

2.

The aggregate number of Common Shares issuable under the 2007 Plan shall not at any time exceed the greater of: (i) 10% of PolyMet’s issued and outstanding Common Shares; and (ii) 18,529,888 Common Shares, of which 5,940,000 Common Shares are reserved for issuance as Awards other than Options, subject to the approval by disinterested Shareholders at a meeting of Shareholders held subsequent to June 27, 2007 of the issue of 3,640,000 Common Shares under PolyMet’s existing Bonus Share Incentive Plan upon the achievement of Milestone 4 as described in such Bonus Share Incentive Plan.

3.

Notwithstanding that this resolution has been passed by the shareholders of PolyMet, the Board of Directors of PolyMet may revoke such resolution at any time before it has been effected without further action by the shareholders; and

4.

Any director or officer of PolyMet be and is hereby authorized, for and on behalf of PolyMet, to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

          The persons named in the accompanying proxy intend to vote the common shares represented by proxies for which either of them is appointed proxyholder “FOR” the adoption of the PolyMet 2007 Comprehensive Share Compensation Plan.

          Our Board of Directors recommends a vote “FOR” approval of the PolyMet Mining 2007 Omnibus Share Compensation Plan

Reconfirmation and Amendment of Shareholder Rights Plan

          Shareholders are being asked to approve a resolution amending and restating our shareholder rights plan.

Background and Reasons for Recommendation to Reconfirm and Amend our Shareholder Rights Plan

          Our Board of Directors originally adopted a shareholder rights plan (the “Rights Plan”) on December 4, 2003. The principal purpose of the Rights Plan is to provide shareholders with sufficient time to assess a take-over bid for PolyMet, if such a bid were to be made, and to provide the Board of Directors the opportunity to explore and develop alternatives to any take-over bid that are in our best interests and our shareholders. The Rights Plan was approved by holders of our Common Shares at our annual general meeting held on May 28, 2004.

          Under the terms of the Rights Plan, we may amend, vary or rescind any of the provisions of the Rights Plan if authorized by the affirmative vote of a majority of the votes cast by “Independent Shareholders” (as defined in the rights plan) of PolyMet at a meeting of shareholders. The Board of Directors has concluded that the continuation of the Rights Plan, subject to the amendments described below, would be in the best interests of PolyMet and our shareholders. The Board of Directors approved the amendments to the Rights Plan described below on May 25, 2007, and on that date we entered into an amended and restated rights plan agreement with Pacific Corporate Trust Company (the “Amended and Restated Rights Plan”).

          Many Canadian public companies continue to have shareholder rights plans in effect. These plans have as their objectives providing shareholders of the companies involved, and the boards of directors of such companies, with the time necessary to ensure that, in the event of a take-over bid for their corporation, alternatives to the bid are explored and developed which may be in the best interests of the particular corporation and its shareholders. Securities legislation in Canada currently permits a take-over bid to expire in 35 days. Our Board of Directors is of the view that this is not sufficient time to assess a take-over bid, were such a bid to be made, and if our Board of Directors deems appropriate, to explore and develop alternatives in our best interests and our shareholders. In the event that competing bids emerge, our board of directors also believes that current securities legislation in Canada does not provide a sufficient minimum period of time for a board of directors to assess a competing offer or for shareholders to make a reasoned decision about the merits of the competing bids. The Rights Plan is not intended to prevent a take-over bid or deter offers for our Common Shares or any other voting securities of PolyMet that might be issued in the future. It is designed to encourage anyone seeking to acquire control of PolyMet to proceed either by way of a “Permitted Bid” (as described below), which requires a take-over bid to satisfy certain minimum standards designed to promote the fair treatment of all holders of our voting shares, or with the concurrence of our Board of Directors.

          The existence of the Amended and Restated Rights Plan does not affect the duty of our Board of Directors under the Business Corporations Act (British Columbia) to act honestly and in good faith with a view to the best interests of PolyMet, and to consider any offer made on that basis. The Amended and Restated Rights Plan is intended to provide our Board of Directors with the means to bring about negotiations with an offeror for the benefit of our shareholders.

          In connection with submitting the Amended and Restated Rights Plan to shareholders for approval, our Board of Directors considered, among other matters: (i) developments in shareholder rights plans since the Rights Plan was originally approved by shareholders on in 2004; (ii) the terms and conditions of current rights plans adopted by other inter-listed, widely-held Canadian public companies; and (iii) the commentary of the investment community on rights plans in the context of take-over bids. Based upon this review, our Board of Directors determined that it would be appropriate to make amendments to the Rights Plan Agreement in order to ensure both that the Rights Plan remains consistent with the current generation of shareholder rights plans in Canada and that it addressed the concerns of institutional shareholders and investment industry commentators on a basis which is consistent with the objectives of these plans. The Amended and Restated Rights Plan, including a description of the proposed amendments, is summarized below.

Summary of Certain Key Provisions of the Amended and Restated Rights Plan

          This summary is qualified in its entirety by reference to the full text of the Amended and Restated Rights Plan, including the definitions therein. Any shareholder or interested party can obtain a complete copy of the Amended and Restated Rights Plan by our contacting the Corporate Secretary or visiting the SEDAR website at www.sedar.com.

          The Amended and Restated Rights Plan is not intended to, and will not, prevent a take-over of PolyMet. As discussed above, the objectives of the Amended and Restated Rights Plan are to provide all holders of our voting shares with sufficient time to assess and evaluate a take-over bid and to permit our Board of Directors to pursue other alternatives, if appropriate, designed to maximize shareholder value.

          Under the Amended and Restated Rights Plan, a bidder making a Permitted Bid for our voting shares may not take up any shares before the close of business on the 60th day after the date of the bid and then only if more than 50% of the common shares not beneficially owned by the person making the bid, certain related parties and certain others are deposited, in which case the bid must be extended for 10 business days on the same terms. The Amended and Restated Rights Plan is intended to encourage an offeror to proceed by way of Permitted Bid or to approach our Board of Directors with a view to negotiation by creating the potential for substantial dilution of the offeror’s position. The Permitted Bid provisions of the Amended and Restated Rights Plan are designed to ensure that, in any take-over bid, all of our shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis. Under the Amended and Restated Rights Plan, a bid for less than all of our voting shares is not a Permitted Bid.

          It is not the intention of our Board of Directors, in proposing the amendment and restatement of the Rights Plan, to secure the continuance of existing directors or management in office, or to avoid a bid for control of the PolyMet. Through the Permitted Bid mechanism, described in more detail below, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Amended and Restated Rights Plan, regardless of the acceptability of the bid to our Board of Directors. Even in the context of a bid that does not meet the Permitted Bid criteria, our Board of Directors will continue to be bound by its fiduciary duties to consider any bid for our Common Shares or other voting shares in deciding whether to exercise its discretion under the Amended and Restated Rights Plan to waive the application thereof to the offer. In discharging that responsibility, our Board of Directors must act honestly and in good faith with a view to the best interests of PolyMet, including our shareholders.

          Furthermore, the Amended and Restated Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over offer. The Amended and Restated Rights Plan does not inhibit any shareholder from using the proxy mechanism set out in the Business Corporations Act (British Columbia), the corporate statute governing PolyMet, to promote a change in the management or direction of PolyMet, including the right of holders of not less than 1/20 of PolyMet’s issued voting shares to requisition our directors to call a meeting of our shareholders to transact any proper business stated in the requisition.

Issuance and Trading of Rights

          One right (“Right”) has been issued by PolyMet in respect of each common share issued to date and one Right will be issued in respect of each common share issued before the earlier of the “Separation Time” (as described below) and the “Expiration Time” (as describe below).

          Notwithstanding the effectiveness of the Amended and Restated Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights have not been sent to shareholders of PolyMet. Until the Separation Time, or earlier termination or expiration of the Rights, the Rights are evidenced by and transferred with the associated common shares and the surrender for transfer of any certificate representing common shares will also constitute the surrender for transfer of the Rights associated with those Common Shares of PolyMet. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated common shares. Each Right permits the holder to purchase from PolyMet one Common Share of PolyMet at an “Exercise Price” equal to two times the market price of a Common Share (determined as at the Separation Time) subject to adjustments and certain anti-dilution provisions.

Separation of Rights

          The Rights will become exercisable and trade separately from the associated Common Shares of PolyMet at the “Separation Time”, which is generally the close of business on the tenth trading day after the earlier of:

(a)

the first date of public announcement that a person or a group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding voting shares of PolyMet other than as a result of (i) a reduction in the number of voting shares outstanding; (ii) a “Permitted Bid” or “Competing Permitted Bid” (as discussed below); (iii) acquisition of voting shares in respect of which our Board of Directors has waived the application of the Rights Plan; or (iv) other specified exempt acquisitions in which shareholders of PolyMet participate on a pro rata basis; and

(b)

the date of commencement of, or the first public announcement of an intention of any person to commence, a “Take-over Bid” (other than a “Permitted Bid” or a “Competing Permitted Bid” as each such term is described below). A “Take-over Bid” is an offer to acquire Common Shares of PolyMet (or any other voting shares) or securities convertible into common shares or voting shares, where the shares subject to the offer, together with shares beneficially owned by that person (including its affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding voting shares of PolyMet.

          Notwithstanding the above, the Separation Time can be a later date as may from time to time be determined by our Board of Directors.

          As soon as practicable following the Separation Time, separate certificates evidencing Rights will be mailed to holders of record of Common Shares of PolyMet as of the Separation Time and the right certificates will evidence the Rights.

When Rights Become Exercisable

          After the Separation Time, each Right entitles the holder thereof to purchase one Common Share of PolyMet at the Exercise Price. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in Event”), the Rights entitle the holder thereof (other than a holder who is an Acquiring Person) to receive upon exercise, that number of Common Shares of PolyMet having an aggregate market price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be void. A Flip-in Event does not include acquisitions approved by our Board of Directors or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid and Competing Permitted Bid

          The Amended and Restated Rights Plan continues to include a “Permitted Bid” concept whereby a Take-over Bid will not trigger the Rights if the bid meets certain conditions. A “Permitted Bid” is a Take-over Bid made by way of a take-over bid circular (which is a disclosure document required by Canadian securities legislation to be delivered with or as part of a Take-over Bid) and which complies with the following additional provisions:

(a)	the Take-over Bid is made to all registered holders of voting shares;

(b)	the Take-over Bid is made for all voting shares;

(c)

voting shares may be deposited under the bid at any time between the date of the bid and the date voting shares are first taken up or paid for, and any voting shares deposited under the bid may be withdrawn until taken up and paid for; and

(d)

the Take-over Bid must be open for at least 60 days and more than 50% of the outstanding voting shares held by “Independent Shareholders” (as described below) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for and, if more than 50% of the voting shares are deposited and not withdrawn, an announcement of this fact must be made and the bid must remain open for a further 10 business day period.

          Our Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

          A “Competing Permitted Bid” is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of 35 days (the minimum period under Canadian securities legislation) after the date of the Competing Permitted Bid and the 60th day after the earliest date on which any other Permitted Bid or Competing Permitted Bid then in existence was made. The reduction in time for acceptance of a Competing Permitted Bid is designed to allow, as nearly as practicable, all bids to be dealt with by shareholders of PolyMet in substantially the same timeframe.

Redemption and Waiver

          The Rights may be redeemed by our Board of the Directors, with the prior approval of the holders of our voting shares or Rights, as the case may be, at any time prior to the occurrence of a Flip-in Event at a redemption price of Cdn$0.0001 per Right. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid or a Competing Permitted Bid.

          Our Board of Directors can waive the application of the Amended and Restated Rights Plan to enable a Take-over Bid made by means of a take-over bid circular to all registered holders of our voting shares to proceed. Where our Board of Directors exercises this waiver power for one Take-over Bid, the waiver will also apply to any other Take-over Bid made by means of a take-over bid circular to all registered holders of voting shares made prior to the expiry of any bid subject to such waiver.

Protection Against Dilution

          The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding common Shares of PolyMet, pro rata distributions to holders of our Common Shares and other circumstances where adjustments are required to appropriately protect the interests of holders of Rights.

Institutional Investor Exemption

          Generally fund managers (for client accounts), managers or trustees of certain mutual funds (as well as the mutual funds), trust companies (acting in their capacities as trustees and administrators), crown agents (that manage public assets), statutory bodies (whose business includes the management of investment funds) and administrators or trustees of registered pension plans or funds (as well as the pension plans and funds) acquiring 20% or more of the voting shares of PolyMet (either directly and/or through associates and affiliates) are exempted from triggering a Flip-in Event, provided that for certain investors they are holding such securities in their ordinary course of business and in all cases they are not making, or are not part of a group making, a Take-over Bid (other than through certain limited transactions).

Expiration and Renewal

          If the Rights Plan (as amended by the Amended and Restated Rights Plan) is reconfirmed at the Meeting, the Rights Plan will remain in force until the “Expiration Time”, being the earlier of the “Termination Time” (the time at which the ability to exercise Rights terminates pursuant to the Rights Plan) and the close of business on the date of the meeting of shareholders of PolyMet at which a resolution to continue the existence of the Rights Plan is not approved by Independent Shareholders pursuant to the terms of the Rights Plan.

Amendments to the Current Rights Plan

          The Amended and Restated Rights Plan makes certain amendments to the current Rights Plan, including the following:

  A definition has been added for “Convertible Securities” and “Convertible Security Acquisitions”.

  The Grandfathered Person exemption will cease to be applicable in the event that such Grandfathered Person increases its Beneficial Ownership of PolyMet’s voting shares by more than 1% of the outstanding voting shares.

  The definition of “Associate” has been amended to remain consistent with the current generation of shareholder rights plans in Canada.

  The definitions of “Beneficial Owner”, “Beneficial Ownership” and “Beneficially Own” have been amended to remain consistent with the current generation of shareholder rights plans in Canada.

  The institutional investor exemption has been broadened to make it available to certain mutual funds (and their managers and trustees) and certain crown agents.

  The definitions of “Permitted Bid” and “Competing Permitted Bid” have been amended to remain consistent with the current generation of shareholder rights plans in Canada, as described above except that a bid that is made for less than all of our voting shares is not a “Permitted Bid”.

  An exemption for permitted “Lock-Up Agreements” has been added to address the concerns of institutional shareholders and to remain consistent with the current generation of shareholder rights plans in Canada. A description of the permitted “Lock-up Agreement” is summarized below:

The Lock-up Agreement permits the locked-up Person to withdraw its securities in order to deposit or tender to another take-over bid or support another transaction which include that the other take-over bid or transaction:

(a)	offers a price or value that exceeds the price or value offered under the take-over bid referred to in the Lock-up Agreement (the “Lock-up Bid”); or

(b)	offers a price or value which is greater than the price or value offered under the Lock-up Bid by a percentage agreed upon by the parties (which cannot exceed 7%); or

(c)

is for a number of securities which is greater than the number of securities that the original offeror has offered to purchase under the Lock-up Bid by a percentage agreed upon by the parties, which agreed upon number cannot exceed 7% of the number of securities offered to be purchased under such Lock-up Bid at a price or value that is not less than the price or value offered under such Lock-up Bid.

The Lock-up Agreement may contain a right of first refusal to give the original bidder an opportunity to match a higher bid, so long as the limitations imposed on the locked-up Person do not preclude the locked-up Person’s ability to withdraw its securities during the period of the Competing Permitted Bid. No “break up” fees, “top up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of: (i) the cash equivalent of 2½% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a locked-up Person under another Take-over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such locked-up Person if the locked-up Person fails to deposit or tender securities to the Lock-up Bid or withdraws securities previously tendered thereto in order to deposit such securities to another take-over bid or support another transaction.

All of the terms of the Lock-up Agreement must be publicly disclosed.

  The definition of “Market Price” has been amended to remain consistent with the current generation of shareholder rights plans in Canada.

  A Permitted Bid may not be made for less than all of PolyMet’s voting shares.

  The powers of our Board of Directors to interpret and amend certain provisions of the Rights Plan have been removed.

          Other minor amendments have been made to the current Rights Plan. These amendments have been made to, among other things, reflect the fact that the Rights Plan has been amended by the Amended and Restated Rights Plan.

          In amending and restating the Rights Plan, our Board of Directors has attempted to remain consistent with recently adopted or reconfirmed rights plans of other Canadian public companies.

          In light of the foregoing, our shareholders will be asked to consider, and if deemed advisable, approve by resolution the continued existence of the Rights Plan, as it is proposed that it be amended and restated by the Amended and Restated Rights Plan.

          Under the terms of the Rights Plan, the amendments to be made by the Amended and Restated Rights Plan requires the approval of Independent Shareholders. An “Independent Shareholder” is generally any holder of the Corporation’s common shares other than an Acquiring Person, certain related parties and employee benefit and similar plans of the Corporation. The Corporation is not aware of any shareholder who would not be considered an “Independent Shareholder”.

          The text of the resolution which will be submitted to the shareholders at the Meeting in respect of the reconfirmation and amendment of the rights plan is set forth below:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the Shareholder Rights Plan of PolyMet be continued, and the Amended and Restated Shareholder Rights Plan Agreement dated as of May 25, 2007 (the “2007 Rights Plan Agreement”) between PolyMet and Pacific Corporate Trust Company, as rights agent, which amends and restates the Shareholder Rights Plan Agreement dated as of December 4, 2003 (the “2003 Rights Plan Agreement”) between PolyMet and Pacific Corporate Trust Company, as rights agent, continues the Rights issued under the 2003 Rights Plan Agreement that are outstanding at the Record Time (as defined in the 2007 Rights Plan Agreement) on the terms set out in the 2007 Rights Plan Agreement, and continues the issuance of Rights thereafter until the termination or expiration of the 2007 Rights Plan Agreement, be and is hereby ratified, confirmed and approved; and

2.

any director or officer of PolyMet is hereby authorized and directed, for and on behalf of PolyMet, to do such acts and things and execute and deliver all such documents and instruments and do all such other acts and things as in the opinion of such person may be necessary or desirable in connection with the 2007 Rights Plan Agreement and the performance by PolyMet of its obligations thereunder.

          Our Board of Directors of the corporation has determined that the current shareholder rights agreement, as it is proposed that it be amended and restated, remains a valuable tool that can be utilized to enhance shareholder value in the face of an unsolicited take-over bid. Accordingly, our Board of Directors unanimously recommends that the shareholders vote at the meeting in favour of the resolution relating to the reconfirmation and amendment of the shareholder rights plan.

          The resolution must be approved by a majority of the votes cast by Independent Shareholders voting on the resolution at the meeting in person or by proxy to be effective.

EQUITY COMPENSATION PLANS

          The following provides information regarding our existing Incentive Stock Option Plan.

Existing Incentive Stock Option Plan

          Under PolyMet’s existing Incentive Stock Option Plan (the “Existing Plan”), which was approved by our shareholders on June 21, 2006, outstanding stock options (all of which are non-transferable) to purchase 11,040,000 Common Shares have been granted to certain executive officers, directors, consultants and employees of PolyMet.

          The Existing Plan provides that our Board of Directors may from time to time grant options to acquire Common Shares subject to the Existing Plan to any person who is an employee or director of PolyMet or any other person or company engaged to provide ongoing management, financial, consulting or like services for PolyMet. The exercise price of options granted under the Existing Plan is determined based upon the market price for PolyMet’s Common Shares on the date of grant. The term of any option granted is not to exceed seven years from the date of grant.

          The Existing Plan does not contemplate that PolyMet will provide financial assistance to any optionee in connection with the exercise of options.

          PolyMet has not granted any options to acquire Common Shares which, when combined with outstanding options and options previously exercised, are in excess of the current maximum allowable number under the Existing Plan.

          Options that have expired, were cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Existing Plan. A copy of the Existing Plan, as amended, may be obtained by any Shareholder upon request from the Secretary of PolyMet at 1003 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3.

Securities Authorized for Issuance Under Equity Compensation Plans

          The following table provides information with respect to our compensation plans under which our equity securities are authorized for issuance in effect as of January 31, 2007:

Number of securities
remaining available for
	Number of securities	Weighted-average	future issuance under
	to be issued upon	exercise price of	equity compensation
Plan Category	exercise of outstanding	outstanding options,	plans (excluding
	options, warrants and	warrants and rights	securities reflected in
	rights under	under compensation	column (a)) under
	compensation plans	plans	compensation plans
	as at January 31, 2007	as at January 31, 2007	as at January 31, 2007

Equity compensation plans approved by securityholders(1)	9,090,000	$1.95	1,950,000

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	9,090,000		1,950,000

(1)	Includes only the Existing Plan

EXECUTIVE COMPENSATION

Summary Compensation Table

          The following table provides a summary of compensation earned during the financial years ended January 31, 2007, 2006 and 2005 by our Chief Executive Officer and our Chief Financial Officer. No other executive officer’s salaries and bonuses combined exceeded $150,000. We refer to such person elsewhere in this Management Proxy Circular as the “named executive officers”:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities
					Under	Shares
					Options/	Subject to
				Other Annual	SARs	Resale	LTIP	All Other
Named Executive Officer and		Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Principal Position	Year	(US$)	(US$) (1)	(US$)	(#)	(US$)	(US$) (2)	(US$)

William Murray	2007	232,610	274,388	nil	450,000	nil	532,852	nil
President	2006	179,280	nil	nil	300,000	nil	229,708	nil
	2005	141,270	93,519	nil	100,000	nil	45,268	nil

Douglas Newby (3)	2007	162,750	109,755	nil	500,000	nil	592,058	nil
Chief Financial Officer	2006	18,750	nil	nil	350,000	nil	240,858	nil
	2005	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Notes:
(1)	Bonuses are milestone shares issued.
(2)	Long term incentive payments are the fair value of stock options granted.
(3)	Mr. Newby joined PolyMet as its Chief Financial Officer in November 2005.

Stock Option Grants and Exercises in 2007

          The following tables show certain information regarding options granted to, exercised by and held by our named executive officers at January 31, 2007.

          PolyMet granted the following options to the named executive officers during the financial year ended January 31, 2007:

Option/SAR Grants During 2007 Financial Year

Market Value
		% of Total		of Securities
	Securities,	Options/SARs	Exercise or	Underlying
	Under	Granted to	Base Price	Options/SARs
	Options/SARs	Employees in	(C$/Security)	on the Date of	Expiration
Named Executive Officer	Granted (#)	Financial Year		Grant (C$)	Date

William Murray	450,000	10.0%	$2.76	$1,255,500	March 20, 2011

Douglas Newby	500,000	11.1%	$2.76	$1,395,000	March 20, 2011

          The following options were exercised by the named executive officers during the financial year ended January 31, 2007.

Aggregated Options/SAR Exercises During 2007 Financial Year
and Financial Year-End Option/SAR Values

Value (C$) of
Unexercised
			Unexercised	in-the-Money
	Securities	Aggregate	Options/SARs at	Options/SARs
	Acquired	Value	January 31, 2007	at January 31, 2007
	on	Realized	Exercisable/	Exercisable/
Named Executive Officer	Exercise	(C$)	Unexercisable	Unexercisable(1)

William Murray	300,000	$1,281,000	850,000/0	$1,327,000/$0
Douglas Newby	–	–	850,000/0	$1,224,800/$0

Note:

(1)

Amounts presented under the caption “Value of Unexercised in-the-Money Options at January 31, 2007” are based on C$3.58 per share, which was the last reported sale price of our common shares on the TSX Venture Exchange as of January 31, 2007, minus the exercise price, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction.

Option/Sar Repricings During The 2007 Financial Year

          During the financing year ended January 31, 2007, we did not reprice downward any options or freestanding SARs held by our named executive officers.

Defined Benefit Or Actuarial Plan

          We did not have a defined benefit or actuarial plan for our named executive officers under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Employment Contracts, Termination of Employment and Change in Control Agreements

          Except as set out below, there is no employment contract between PolyMet or any of its subsidiaries and a Named Executive Officer.

          There is no compensatory plans or arrangements, including payments to be received from PolyMet or any of its subsidiaries, with respect to the Named Executive Officers.

          Each of Group 4 Ventures Ltd. ("Group 4") (a corporation owned by William Murray, our President and CEO, and Douglas Newby, our Chief Financial Officer, participate in the Bonus Plan of PolyMet. At the meeting of shareholders of PolyMet held on June 21, 2006, the shareholders approved a resolution for the immediate vesting of all shares issuable, but not yet issued under Milestones 2 through 4 of PolyMet’s Bonus Plan in the event of an unsolicited take-over bid which is recommended by the directors of PolyMet and more than 50% of the then issued and outstanding shares of PolyMet are tendered and not withdrawn under the bid. The shares are to be issued immediately prior to the expiration of the bid so that the shares may be tendered. The resolution also provides that no individual shall be entitled to benefit from both such accelerated vesting and from a severance payment to which such individual is otherwise entitled under a written agreement with PolyMet.

          The number of Common Shares of PolyMet to be issued to Group 4 and Mr. Newby, individually, in the circumstances described in the immediate paragraph is 1,100,000 and 100,000, respectively.

          As a part of certain employment and management contracts, PolyMet had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon PolyMet’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. The Company anticipates that these severance allowances will be replaced by termination agreements which will provide up to three times the average annual compensation in the three years prior to change of control.

The following is a summary of the existing employment and management contracts with the named executive officers.

          By agreement made as of February 1, 2005 between PolyMet and Group 4, Group 4 agreed to provide, for a period of two years, management and administrative services to PolyMet for an initial term of two years at a remuneration of Cdn$11,000 per month, plus GST, from February 2005 to September, 2005 and thereafter at a sum of Cdn$17,000 per month and the reimbursement of all reasonable expenses incurred by Group 4. By agreement made as of February 1, 2005 between PolyMet and William Murray, PolyMet retained the services of Mr. Murray for a period of two years to serve as President and CEO, at a remuneration of Cdn$5,000 per month. The agreement provides that in the event that a change of control takes place pursuant to a “Triggering Take-Over Bid” (as defined below) and Mr. Murray elects to terminate his agreement, Mr. Murray is entitled to receive a cash payment (the “Severance Allowance”) upon such termination as set out below. The Severance Allowance is based on the implied market capitalization of PolyMet under the Triggering Take-Over Bid, calculated by multiplying the price actually paid under the Triggering Take-Over Bid by the number of issued shares of PolyMet on a fully diluted basis at the time of the Triggering Take-Over Bid, as follows: (a) if the implied market capitalization is at least Cdn$50,000,000 but less than Cdn$75,000,000, the Severance Allowance will be CdnN$200,000; (b) if the implied market capitalization is at least Cdn$75,000,000 but less than Cdn$100,000,000, the Severance Allowance will be Cdn$400,000; and thereafter (c) for each Cdn$25,000,000 increase in the implied market capitalization over Cdn$100,000,000, the Severance Allowance shall increased by an additional Cdn$400,000. “Triggering Take-Over Bid” means a “take–over bid”, as defined in Section 13 of the Securities Act (British Columbia), and shall require that the offeror takes up and pays for more than 50% of the issued shares of PolyMet. In the event of the termination of Mr. Murray’s employment as a result of a change in control of PolyMet but other than pursuant to a Triggering Take-Over Bid, PolyMet shall pay to Mr. Murray 200% of all compensation to be paid to Mr. Murray under the Agreement for the balance of the term of this Agreement.

By an agreement made as of August 1, 2006 between PolyMet and Douglas Newby, PolyMet agreed to engage Mr. Newby as its Chief Financial Officer for an initial term of two years ending on July 31, 2007 and automatically renewable thereafter for terms of one year each. PolyMet has agreed to pay Mr. Newby an annual retainer of US$15,500 per month and a bonus of US$100,000 on the closing of a financing of not less than US$20 million to provide interim financing to PolyMet and a cash bonus of not less than US$100,000 upon commitment of senior construction financing. The agreement provides that in the event that a change of control takes place pursuant to a “Triggering Take-Over Bid”(as defined above) and Mr. Newby elects to terminate the agreement, Mr. Newby is entitled to receive a cash payment equal to three times the average annual compensation, excluding the value of long term incentive stock options, paid by PolyMet to Mr. Newby in the three years prior to the Triggering Take-Over Bid.

Remuneration of Directors

We do not pay fees to our directors. Directors are entitled to be reimbursed for out of pocket expenses incurred by them. Our directors participate in our stock option plan and our Bonus Plan. The following table shows options granted to our directors in our most recently completed financial year.

			Market Value of
Name	Securities		Underlying
	Under Options	Exercise	Securities on Date of
	Granted	Price	Grant (C$)	Expiration Date

W. Ian L. Forrest	250,000	2.76	$697,500	March 20, 2011
William Murray	450,000	2.76	$1,255,500	March 20, 2011
Dr. David Dreisinger, Ph.D	250,000	2.76	$697,500	March 20, 2011
George Molyviatis	250,000	2.76	$697,500	March 20, 2011
James Swearingen	250,000	2.76	$697,500	March 20, 2011

Indebtedness of Directors and Executive Officers

          No director, executive officer, proposed nominee for election as a director, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed financial year indebted to PolyMet.

Director and Officer Indemnification and Insurance

Indemnification of Directors or Officers

          There is no indemnification payable this financial year to directors or officers of PolyMet.

Directors and Officers’ Insurance

          We maintain liability insurance for our directors and officers in the aggregate amount of $1,000,000 million. The current annual premium of $35,000 is paid by us.

Report of the Compensation Committee

Composition of the Compensation Committee

          During the year ended January 31, 2007, the following individuals served as members of our Compensation Committee: Ian Forrest, George Molyviatis, and William Murray, who were all directors of PolyMet during the time they served. Mr. Murray resigned from the Compensation Committee before PolyMet’s shares were listed on the American Stock Exchange on June 26, 2006. None of the members of the Compensation Committee are officers or employees or were former officers or employees of PolyMet or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to PolyMet or any interest in material transactions involving PolyMet. In addition, none of our executive officers have served on the compensation committee (or in the absence of such committee the entire board of directors) of another issuer whose executive officer is a member of the Compensation Committee or board of directors.

Report of the Compensation Committee on Executive Compensation

          The Compensation Committee is responsible for making recommendations to the board of directors regarding the compensation to be paid to each of the executive officers of PolyMet. In addition, the Compensation Committee makes recommendations regarding compensation programs and policies and the granting of options under PolyMet’s incentive stock option plan.

          PolyMet’s compensation program reflects the fact that at the time of re-activation in 2003, PolyMet did not have the financial resources to pay cash compensation levels required to obtain the services of qualified and experienced personnel required to bring the NorthMet project to feasibility and, subsequently, production. Accordingly, to obtain the services of qualified and experienced personnel for relatively low levels of cash compensation, it was necessary for PolyMet to create a long-term compensation plan. This plan involved the issuance of shares of PolyMet upon the achievement of specific milestones in PolyMet’s business plan for the development of the NorthMet property, combined with the stock option plan. PolyMet has been able to engage personnel with exceptional competence and experience who were prepared to be rewarded against achievements in the form of bonus shares and stock options, As PolyMet grows, the NorthMet project approaches permitting and production and more personnel are hired, long term incentive rewards will be provided under the stock option plan with specific vesting conditions. Executives who have benefited from previous long term incentive programs will have a smaller relative positions in these stock options.

          PolyMet’s compensation program is designed to reward commitment, endeavour and achievement, both in the increased value of PolyMet and the attainment of individual objectives.

          Cash compensation is now in the range of the average of cash compensation paid to executives in equivalent positions in companies within the mining industry of similar market capitalization. However, stock-options, with specific vesting criteria, are still an important incentive for new employees.

          Compensation packages for new staff members and adjustments for existing personnel are now recommended by the CEO and reviewed by the Compensation Committee, (which consists of two independent directors) before being submitted to the Board for approval. These compensation packages may include cash bonuses as well as long term incentive through the use of stock options. The Compensation Committee and Board of Directors are considering awarding stock options on an annual basis.

          Bonuses will be considered by the Compensation Committee in discussion with senior management for individual meritorious achievement. In the past bonuses in shares have been related to specific milestones and two elements of these remain to be achieved, namely signature of a product off-take agreement and commercial production.

          PolyMet has no policy to make adjustments to stock option awards.

          The inferred cost of the bonus shares is charged to the NorthMet Project or administration costs, as appropriate, as and when the shares are issued at the value ascribed to them based on the market price when shareholders first approved the awards. Stock options are charged at fair value, using the Black Scholes model, as and when they vest.

          The Compensation Committee has received comparable industry analyses from external consultants and consider that appropriate levels of remuneration are now being paid, taking into account the developmental stage of PolyMet’s property.

          The CEO plays a major role in determining, with the Compensation Committee, levels and types of compensation for all positions, other than the CEO. The CEO’s compensation is determined by the Board of Directors.

Specific Components of Executive Compensation

          PolyMet’s compensation package for its executive officers consists of base salary, bonuses, stock compensation awards and stock options granted pursuant to its Incentive Stock Option Plan.

          PolyMet provides customary employment benefits to certain executive officers. Benefits are provided at PolyMet’s expense and include: medical, extended health and dental benefits.

President and Chief Executive Officer’s Compensation

          The compensation of the Chief Executive Officer (the “CEO”) is determined in accordance with the considerations described above for the compensation of PolyMet’s executive officers.

Submitted by the Compensation Committee:

W. Ian L. Forrest and George Molyviatis

Common Share Performance Graph

          Our Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “POM”. Until February 1, 2007 our Common Shares were listed on the TSX Venture Exchange (”TSX-V”). Assuming an initial investment of $100, the following graph illustrates the cumulative total shareholder return on our Common Shares (based upon the trading prices on the TSX-V) relative to the cumulative total return on the S&P/TSX Composite Index (formerly TSX 300 Composite Index) for the period of February 1, 2002 to January 31, 2007.

CUMULATIVE VALUE OF A $100 INVESTMENT
ASSUMING REINVESTMENT OF DIVIDENDS

STATEMENT ON CORPORATE GOVERNANCE

          On June 30, 2006, National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 - Corporate Governance Guidelines (the “Guidelines”) came into force in every province and territory in Canada. In addition, PolyMet is subject to Multilateral Instrument 52-110 - Audit Committees (“Audit Committee Instrument”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees and defines the meaning of independence with respect to directors. These reflect current regulatory guidelines of the Canadian Securities Administrators (CSA) as well as certain U.S. initiatives under the Sarbanes-Oxley Act of 2002 and newly adopted corporate governance rules of the NYSE and NASDAQ National Market.

          PolyMet’s Corporate Governance Disclosure in the form required by National Instrument 58-101 –Disclosure of Corporate Governance Practices is set out in Appendix A.

          The Common Shares are listed on The American Stock Exchange ("AMEX"). Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of a –non-U.S. issuer in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. The Company has obtained relief under this provision. Section 123 of the AMEX Company Guide requires a quorum of not less than 33-1/3 of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders. Under the Company’s Bylaws the quorum for the Meeting is two of the Company’s shareholders present in person or by proxy holding or representing more than 5% of the Company’s Common Shares.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

          Other than as disclosed herein, we are not aware of any material transaction, involving any director or executive officer or proposed nominee for election as a director or any shareholder who holds more than 10% of our outstanding voting securities, or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of our last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect us.

ADDITIONAL INFORMATION

          Additional information relating to us may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov under the company name “PolyMet”. Additional financial information is provided in our audited consolidated financial statements and our MD&A for our most recently completed financial year. Copies of our financial statements and MD&A can be obtained by contacting the Secretary of PolyMet in writing at 1003 – 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3 or by e-mail at info@PolyMetmining.com. Copies of such documents will be provided to Shareholders free of charge.

OTHER MATTERS

          We know of no other matters to come before the Meeting of Shareholders other than those referred to in the Notice of Meeting. However, if any other matters which are not now known to us shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by Management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL

          The contents and the sending of this Management Proxy Circular have been approved by the board of directors of PolyMet.

          DATED at Vancouver, British Columbia, as of the 25th day of May , 2007.

By Order of the board of directors

signed “William Murray”
Director, President & CEO

APPENDIX “A”

POLYMET MINING CORP.
CORPORATE GOVERNANCE DISCLOSURE

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES

1.	Board of Directors

	(a)	Disclose the identity of directors who are independent.

Our board of directors has determined that W. Ian L. Forrest, George Molyviatis, and William D. Corneliuson are “independent”. Mr. Corneliuson was appointed to the Board of Directors of PolyMet on March 8, 2007.

Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices, a director is “independent” if he or she has no direct or indirect material relationship with us that could, in the view of our board of directors, be reasonably expected to interfere with the exercise of that director’s independent judgment.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Our board of directors has determined that William Murray, David Dreisinger and James Swearingen are not independent. Mr. Murray serves as President and CEO. Both Dr. Dreisinger and Mr. Swearingen have been paid consulting fees over and above board fees and Mr. Swearingen has served as Chief Financial Officer of PolyMet Mining, Inc., our US subsidiary.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of our directors are not independent Where a director has an interest in a transaction with PolyMet, the director discloses that interest to the other members of the Board of Directors and refrains from voting on a resolution to approve the transaction.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Our directors who are directors of other reporting issuers (or the equivalent) are:
			Name	Reporting Issuer

			W. Ian L. Forrest	Mengold Resources Inc.
Caledonia Mining Corporation
Feorex SA, France
Belmore Resourses plc, Ireland
Viatrade plc, England
			William Murray	Baja Mining Corp.

			Dr. David Dreisinger	International Nickel Ventures
Corporation

			William D.	Medwave Inc.
Corneliuson

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES
(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Our directors have not held regularly scheduled meetings at which non-independent directors and members of management are not present. However, our independent directors regularly hold frequent informal meetings by telephone at which non-independent directors and members of management are excluded.

(f)

Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair is an independent director.

	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The attendance record of each of our present and former directors for all board of directors meetings since February 1, 2006, the beginning of our most recently completed financial year, is as follows:

			Name	Attendance
			W. Ian L. Forrest	7/7

			William Murray	7/7

			George Molyviatis	7/7

			Dr. David Dreisinger	7/7

			James Swearingen	7/7

			William D. Corneliuson	2/7 (Mr. Corneliuson was appointed to our board on March 8, 2007.)

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.		Our board has not developed a written mandate. The board delineates its roles and responsibilities based on the experience of its members and good business practice.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT				OUR CORPORATE GOVERNANCE PRACTICES

3.	(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Our board has not developed written position descriptions for the Chair of our board of directors and for the chair of each of our board committees. The board delineates the role and responsibilities of each such position based on the experience of its members and good business practice.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

.Our board has not developed a written position description for our Chief Executive Officer. The board delineates the role and responsibilities of the CEO based on the experience of its members and good business practice.

4.	(a)	Briefly describe what measures the board takes to orient new directors regarding:

New directors are provided with an information package on PolyMet which includes mandates of certain board committees, corporate disclosure policy and code of ethics.

Orientation as to the nature and operation of the issuer’s business occurs through attendance at board strategy sessions and through informal meetings.

W. Ian L. Forrest is a member of the Institute of Chartered Accountants of Scotland and as such undertakes professional continuing education.

		(i)	the role of the board, its committees and its directors, and

		(ii)	the nature and operation of the issuer’s business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.

Our directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practice and are encouraged and funded to attend seminars that will increase their own and our board of director’s effectiveness.

5.	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:		Our board of directors has adopted a written Code of Business Conduct and Ethics, or Code, for its directors, officers and employees.

		(i)	disclose how an interested party may obtain a copy of the written code.	A copy of our Code is available on our website at www.polymetmining.com

		(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and

Our board monitors compliance with our Code through its Audit Committee and our Corporate Secretary. In addition to answering questions or concerns regarding the Code, our Corporate Secretary is responsible for: investigating possible violations of the Code (in conjunction with the Audit Committee) and ensuring that new directors, officers and employees are given a copy of the Code including any referenced policies.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES

(iii)
provide a cross-reference to any material change report(s) filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed by us since February 1, 2006, the beginning of our most recently completed financial year, that pertain to any conduct of a director or executive officer that constitutes a departure from our Code.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Our board of directors takes measures to exercise independent judgment in considering transactions and agreements in respect of which any of our directors or executive officers may have a material interest. Where appropriate, our directors absent themselves from portions of a meeting of our board of directors or of a board committee to allow independent discussion of points in issue.

We comply with the relevant provisions under the Canada Business Corporations Act that deal with conflict of interest situations. Through directors’ and officers’ questionnaires and other systems, we also gather and monitor relevant information in relation to potential conflicts of interest that a director or officer may have.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
Our board evaluates and ensures the integrity of the Chief Executive Officer and other executive officers, and ensures that the Chief Executive Officer and other executive officers create a culture of integrity and conduct themselves in an ethical manner and in compliance with applicable laws and rules, audit and accounting principles, and our governing policies.

Our board reviews, adopts, and confirms distribution of, the Code and other governing policies, as applicable.

Our directors, officers and employees are reminded on an annual basis that they are responsible for reading, understanding and complying with the Code and related policies and, in the case of directors, also with the Board Mandate.

6.	(a)	Describe the process by which the board identifies new candidates for board nomination.
Our Nominating Committee has the primary responsibility for identifying, evaluating, reviewing and recommending qualified candidates to serve on our board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements.

In making its recommendations to our board on director nominees, the Committee considers what competencies and skills our board as a whole should possess, it assesses what competencies and skills each existing director possesses, and then it assesses what competencies and skills each nominee will bring to our board and whether such nominee is independent and can devote sufficient time and resources to his or her duties as a board member.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			OUR CORPORATE GOVERNANCE PRACTICES

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

Our Nominating Committee is composed entirely of independent directors. The members of the Committee are W. Ian L. Forrest and George Molyviatis.

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Committee’s responsibilities, powers and operation, which include:

• Identification and nomination of potential new director candidates; and

• Evaluation of the performance of existing directors.

The Committee has full access to our books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

7.	(a)	Describe the process by which the board determines the compensation for your company’s directors and officers.

Compensation for directors and officers is determined by our Compensation Committee. In determining compensation for our directors, the Committee internally reviews director compensation paid by companies with a comparable profile to us. In determining compensation for officers, the Committee utilizes the process described in our Management Proxy Circular under the heading “Executive Compensation Report of the Compensation Committee on Executive Compensation”.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Our Compensation Committee is composed entirely of independent directors. The members of the Committee are W. Ian L. Forrest and George Molyviatis,.

	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities of the Compensation include:

• review of the performance of management; and
• review and authorization of management’s compensation.

The Committee has full access to our books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		OUR CORPORATE GOVERNANCE PRACTICES

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Mercer Human Resource Consulting was retained by the Compensation Committee to conduct market reviews of compensation practices for PolyMet’s management positions.

8.	Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.	The Board has established a Disclosure Committee to review and approve press releases and other communicates by the PolyMet before dissemination to the public.

9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.

Our Nominating Committee is mandated to ensure that the contributions of board members, committees of the board, and our board as a whole, are reviewed on an annual basis. Additionally, our Nominating Committee monitors the quality of the relationship between our management and our board of directors, in order to recommend ways to improve that relationship.

APPENDIX B

POLYMET MINING CORP.

POLYMET MINING CORP. 2007
OMNIBUS SHARE COMPENSATION
PLAN

POLYMET MINING CORP.
(the “Company”)

POLYMET MINING CORP. 2007 OMNIBUS SHARE COMPENSATION PLAN

1.0                    PURPOSE OF THE PLAN

1.1                    Purpose of this Plan. The purpose of this Plan is to promote the interests and long-term success of the Company by:

(a)

furnishing certain directors, officers, employees or consultants of the Company or its Affiliates, or other Persons as the Compensation Committee may determine, with greater incentive to further develop and promote the business and financial success of the Company;

(b)	furthering the identity of interests of Persons to whom Awards may be granted with those of the shareholders of the Company generally through a proprietary ownership interest in the Company; and

(c)	assisting the Company in attracting, retaining and motivating its directors, officers, employees and consultants.

The Company believes that these purposes may best be effected by granting Awards and affording such Persons an opportunity to acquire a proprietary interest in the Company.

2.0                    DEFINITIONS AND INTERPRETATION

2.1                    Definitions. In this Plan, unless there is something in the subject matter or context inconsistent therewith, capitalized words and terms will have the following meanings:

(a)	“Affiliate” means any Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with another Person;

(b)

“Asset Sale” means the sale or other disposition of all or substantially all of the assets and undertaking of the Company (whether by purchase, exchange, amalgamation, arrangement or other form of consolidation or merger) to or with any Person or Related Group of Persons (collectively, “Acquirors”);

(c)	“Associate” means an associate as defined in the Securities Act;

(d)	“Award” means any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award or Other Stock-Based Award granted under the Plan;

(e)	“Award Agreement” means (i) in respect of an Option, an Option Agreement; and (ii) in respect of any other Award, the written agreement, contract or other instrument or document evidencing any Award granted under the Plan. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Compensation Committee;

(f)

“Blackout Period” means an interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company, or otherwise prohibited by law from trading any securities of the Company;

(g)	“Board of Directors” means the board of directors of the Company as constituted from time to time;

(h)	“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia are authorized or required by law to close;

(i)	“Cause” in respect of any Participant means:

	(i)	if “Cause” is defined in an employment agreement between such Participant and the Company, the meaning of “Cause” as provided for in such employment agreement; and

(ii)

if Cause is not so defined, a circumstance that would entitle the Company to terminate the employment or services of such Participant at law without notice or compensation as a result of such termination.

(j)

“Common Shares” means the common shares in the capital of the Company as constituted on the Effective Date, provided that if the rights of any Participant are subsequently adjusted pursuant to Article 22 hereof, “Common Shares” thereafter means the shares or other securities or property which such Participant is entitled to purchase after giving effect to such adjustment;

(k)	“Company” means PolyMet Mining Corp. and includes any successor company thereto;

(l)	“Compensation Committee” has the meaning ascribed thereto by Section 4.1;

(m)

“Consultant” means any individual, company or other Person, other than a director, officer or employee, engaged, to provide ongoing valuable services to the Company or any of its Affiliates on a full time or part time basis, or otherwise;

(n)	“Control Change” means either:

	(i)	the occurrence of either:

	(A)	the acquisition, directly or indirectly, by any Acquiror of common shares of the Company which, when added to all other common shares of the Company at the time held directly or indirectly by such Acquiror, totals for the first time more than 50% of the outstanding common shares of the Company; or

(B)

the individuals who, as of April 1, 2007 are members of the board or directors (the “Board”) of the Company cease for any reason to constitute at least a majority of the Board unless the appointment or election of such individuals was approved by Incumbent Directors; or

(ii)	an Asset Sale;

provided however, that a Control Change shall not be deemed to have occurred if such Control Change results solely from the issuance, in connection with a bona fide financing or series of financings by the Company or any of its Affiliates, of voting securities of the Company or any of its Affiliates or any convertible securities;

(o)

“Date of Termination” of any Participant means the date of termination of the Participant’s employment, whether by death of the Participant, by the Participant or by the Company or in the case of a Participant who is a Consultant, the date the Participant’s contract as a Consultant is terminated before its normal termination date;

(p)	“Effective Date” has the meaning ascribed thereto by Section 3.1 of this Plan;

(q)	“Eligible Person” means a director, officer, employee or Consultant of the Company or any of its Affiliates or a Person otherwise determined by the Compensation Committee to be an Eligible Person;

(r)

“Exercise Price” means the price per Common Share at which a Participant may purchase Common Shares pursuant to an Option, provided that if such price is adjusted pursuant to Section 22.1, “Exercise Price” thereafter means the price per Common Share at which such Participant may purchase Common Shares pursuant to such Option after giving effect to such adjustment;

(s)	“Expiry Date” has the meaning ascribed thereto by Section 8.2;

(t)	“Full Value Award” means any Award settled in Common Shares, other than (i) an Option or (ii) a Stock Appreciation Right;

(u)

“Going Private Transaction” means an amalgamation, arrangement, consolidation or other transaction is proposed to be carried out as a consequence of which the interest of some or all of the holders of Common Shares may be terminated, whether pursuant to a statutory right of acquisition or otherwise, without the consent of such holders and without the substitution therefor of an interest of equivalent value in a security of the Company, a successor to the Company or an Affiliate of the Company that carries the right to participate in earnings to an unlimited degree or that by its terms is convertible into or exchangeable for or carries the right to purchase such a security,

(v)

“Incumbent Director” shall mean any member of the Board of Directors, as of April 1, 2007 and any member of the Board of Directors elected after such date, provided that the election or nomination for election of such new member of the Board of Directors was approved by a vote of at least two-thirds of the persons then constituting the Incumbent Directors;

(w)	“Insider” means:

(i) an insider as defined in the Securities Act; and

(ii) an Associate or Affiliate of any Person who is an Insider;

(x)	“Legal Representative” has the meaning ascribed thereto by Section 8.6;

(y)	“Market Price” of Common Shares at any relevant date means, at the election of the Compensation Committee:

(i)

the volume weighted average Canadian dollar trading price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to that relevant date, calculated by dividing the total value by the total volume of Common Shares traded; or

(ii)

the volume weighted average United States dollar trading price of the Common Shares on the American Stock Exchange for the five trading days prior to that relevant date, calculated by dividing the total value by the total volume of Common Shares traded; or

(iii)

the volume weighted closing price per Common Share on any other exchange or trading facilities through which the Company’s Common Shares trade or are quoted from time to time for the five trading days prior to that relevant date, calculated by dividing the total value by the total volume of Common Shares traded;

(z)

“Options” means stock options granted hereunder to purchase authorized but unissued Common Shares from the Company pursuant to the terms and conditions hereof and as evidenced by an Option Agreement and “Option” means any one of them;

(aa)	“Option Agreement” means an agreement in the form of Schedule A evidencing an Option, entered into by and between the Company and an Eligible Person;

(bb)	“Other Stock-Based Award” means any right granted under Article 13;

(cc)

“Outstanding Common Shares” at the time of any issuance of Common Shares or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question, on a non-

diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges;

(dd)	“Participant” means an Eligible Person to whom an Award has been granted under the Plan;

(ee)	“Performance Award” means any right granted under Article 12;

(ff)	“Permitted Assign” means:

	(i)	a trustee, custodian or administrator acting on behalf of, or for the benefit of, a Participant;

	(ii)	a holding entity of a Participant;

	(iii)	a Registered Retirement Savings Plan (“RRSP) or Registered Retirement Income Fund (“RRIF”) of a Participant;

	(iv)	a spouse of a Participant;

	(v)	a trustee, custodian or administrator acting on behalf of, or for the benefit of, the spouse of a Participant;

	(vi)	a holding entity of the spouse of a Participant; or

	(vii)	an RRSP or a RRIF of the spouse of a Participant;

(gg)

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity;

(hh)	“Plan” means the PolyMet Mining Corp. 2007 Omnibus Share Compensation Plan, as the same may from time to time be supplemented or amended and in effect;

(ii)	“Prior Plan” means the Incentive Stock Option Plan; approved by shareholders of the Company on May 28,2004;

(jj)	“Related Group of Persons” means:

	(i)	Persons and any one or more of their respective Associates and Affiliates; and

	(ii)	any two or more Persons who have an agreement, commitment or understanding, whether formal or informal, with respect to:

(A)	the acquisition of or the intention to acquire, directly or indirectly, beneficial ownership of, or control and direction over, voting securities of the Company; or

(B)

the exercise of voting rights attached to the securities of the Company beneficially owned by such Persons, or over which such Persons have control and direction, on matters regarding the appointment of directors or control of the management, affairs and business of the Company;

(kk)	“Restricted Stock” means any Common Share granted under Article 10;

(ll)	“Restricted Stock Unit” means any unit granted under Article 11 evidencing the right to receive a Common Share (or cash payment equal to the Market Price of a Share) at some future date;

(mm)	“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended from time to time;

(nn)	“Stock Appreciation Right” means any right granted under Article 9;

(oo)	“Stock Exchanges” means such stock exchanges or other organized markets on which the Common Shares are listed or posted for trading;

(pp)	“U.S. Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended from time to time;

(qq)	“U.S. Nonqualified Stock Option” means an Option to purchase Common Shares other than a U.S. Qualified Incentive Stock Option;

(rr)	“U.S. Optionee” means a Participant who is a citizen or a resident of the United States (including its territories, possessions and all areas subject to the jurisdiction);

(ss)

“U.S. Qualified Incentive Stock Option” means an Option to purchase Common Shares with the intention that it qualify as an “incentive stock option” as that term is defined in Section 422 of the U.S. Internal Revenue Code, such intention being evidenced by the resolutions of the Compensation Committee at the time of grant; and

(tt)	“U.S. Securities Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time.

2.2                    Interpretation. In this Plan, except as otherwise expressly provided:

(a)	“this Plan” means this agreement, including the Schedules, as amended and in effect from time to time;

(b)	any reference in this Plan to a designated “Article”, “section” or other subdivision or Schedule is a reference to the designated Article, section or other subdivision of or Schedule to this Plan;

(c)	the recitals hereto are incorporated into and form part of this Plan;

(d)

the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Plan as a whole and not to any particular Article, section or other subdivision of or Schedule to this Plan;

(e)	the headings are for convenience only and do not form a part of this Plan and are not intended to interpret, define or limit the scope, extent or intent of this Plan;

(f)

words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word “or” is not exclusive and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;

(g)	unless otherwise provided, all amounts are stated and are to be paid in Canadian dollars; a reference to US$ is to an amount stated in and to be paid in United States dollars ; and

(h)	where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day.

3.0                    EFFECTIVE DATE OF PLAN

3.1                    Effective Date of this Plan. The effective date (the “Effective Date”) of this Plan is June 27, 2007, the date on which this Plan was approved by the shareholders of the Company.

3.2                    Three Year Shareholder Approval. In accordance with the requirements of the Toronto Stock Exchange, any unallocated Awards under the rolling 10% maximum allowed under Section 5.1 of the Plan will require the further approval of the Board of Directors and shareholders of the Company at least once during each three year period that has elapsed from the Effective Date.

4.0                    ADMINISTRATION OF PLAN

4.1                    Administration of Plan. The Board of Directors may at any time appoint a committee of the Board of Directors (the “Compensation Committee”) to, among other things, interpret, administer and implement this Plan on behalf of the Board of Directors in accordance with such terms and conditions as the Board of Directors may prescribe, consistent with this Plan (provided that if at any such time such a committee has not been appointed by the Board of Directors, this Plan will be administered by the Board of Directors, and in such event references herein to the Compensation Committee shall be construed to be a reference to the Board of Directors). The Board of Directors will take such steps that in its opinion are required to ensure that the Compensation Committee has the necessary authority to fulfil its functions under this Plan.

                          Notwithstanding anything herein to the contrary, and insofar as the Board of Directors determines that it is necessary in order for compensation recognized by Participants pursuant to the Plan to be fully deductible to the Company for federal income tax purposes, each member of the Committee also shall be an “outside director” (as defined in regulations or other guidance issued by the U.S. Internal Revenue Service under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)).

4.2                    Powers of Compensation Committee. The Compensation Committee is authorized, subject to the provisions of this Plan, to establish from time to time such rules and regulations, make such determinations and to take such steps in connection with this Plan as in the opinion of the Compensation Committee are necessary or desirable for the proper administration of this Plan. For greater certainty, without limiting the generality of the foregoing, the Compensation Committee will have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan and any approvals or requirements of any regulatory authorities to which the Company is subject, including the Stock Exchanges, if applicable:

(a)

to delegate such duties and powers as the Compensation Committee may see fit with respect to this Plan (including, for greater certainty, the powers set out in Sections 4.2(c) through (n) below, pursuant to guidelines approved by the Compensation Committee, and in such event and in respect of those powers so delegated, references herein to the Compensation Committee shall be construed to be a reference to those Persons to whom such powers have been so delegated);

(b)

to interpret and construe this Plan and any Award Agreement and to determine all questions arising out of this Plan and any Award Agreement, and any such interpretation, construction or determination made by the Compensation Committee will be final, binding and conclusive for all purposes;

(c)	to determine Persons who are Eligible Persons;

(d)	to grant Awards to Eligible Persons;

(e)	to determine the type or types of Awards to be granted to each Eligible Person;

(f)	to determine the time or times when Awards will be granted;

(g)	to determine the number of Common Shares covered by each Award (or the then method by which payments or other rights are to be determined in connection with);

(h)

to determine whether, to what extent and under what circumstances Awards may be exercised in cash, Common Shares, other securities, other Awards or other property, or cancelled, forfeited or suspended;

(i)	to enter into an Award Agreement evidencing each Award which will incorporate such terms as the Compensation Committee in its discretion deems consistent with this Plan;

(j)	to prescribe the form of the instruments relating to the grant, exercise and other terms and conditions of an Award;

(k)	to determine the Exercise Price for each Option, subject to Section 8.1;

(l)	to determine the time or times when Options will vest and be exerciseable and to determine when it is appropriate to accelerate when Options otherwise subject to vesting may be exercised;

(m)

to determine if the Common Shares that are subject to an Option will be subject to any restrictions or repurchase rights upon the exercise of such Option including, where applicable, the endorsement of a legend on any certificate representing Common Shares acquired on the exercise of any Option to the effect that such Common Shares may not be offered, sold or delivered except in compliance with the applicable securities laws and regulations of Canada, the United States or any other country and if any rights or restrictions exist they will be described in the applicable Option Agreement;

(n)	to determine the expiration date for each Option, subject to Section 8.2;

(o)

to take such steps and require such documentation from each Eligible Person which in its opinion are necessary or desirable to ensure compliance with the rules and regulations of the Stock Exchanges and all applicable laws;

(p)

to adopt such modifications, procedures and subplans as may be necessary or desirable to comply with the provisions of the laws of Canada, the United States and other countries in which the Company or its Affiliates may operate to ensure the viability and maximization of the benefits from the Awards granted to Participants residing in such countries and to meet the objectives of this Plan; and

(q)	to do all such other matters as provided for herein.

                          Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Award shall be within the sole discretion of the Compensation Committee, may be made at any time and shall be final, conclusive and binding upon any Eligible Person and any holder or beneficiary of any Award.

4.3                    Compensation Committee Governance if U.S. Registrant. If and so long as the Common Shares are registered under Section 12(b) or 12(g) of the U.S. Securities Exchange Act, the Board of Directors will consider in selecting the members of the Compensation Committee, with respect to any Persons subject or likely to become subject to Section 16 of the U.S. Securities Exchange Act, the provisions regarding “nonemployee directors” as contemplated by Rule 16b-3 under the U.S. Securities Exchange Act.

5.0                    COMMON SHARES AVAILABLE FOR AWARDS

5.1                    Common Shares Available. Subject to adjustment as provided in Article 22, the aggregate number of Common Shares that may be issuable pursuant to the Plan shall not at any time exceed the greater of: (i) 10% of the number of issued and outstanding Common Shares at such time and (ii) 18,592,888 Common Shares of which 5,940,000 Common Shares are reserved for issuance as Awards other than Options.

                          Notwithstanding the foregoing, or any other provisions of this Plan to the contrary, the aggregate number of Common Shares available for U.S. Qualified Incentive Stock Options, U.S. Nonqualified Stock Options, Restricted Stock, Restricted Stock Units, Performance Awards and Other Stock-Based Awards shall in no event exceed 25 million Common Shares, subject to adjustment pursuant to Article 22 and subject to the provisions of, in the case of U.S. Qualified Incentive Stock Options, sections 422 and 424 of the U.S. Internal Revenue Code.

5.2                    Accounting for Awards. For purposes of Section 5.1 and subject to Section 5.3, if an Award entitles the holder thereof to receive or purchase Common Shares, the number of Common Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Plan. Every Common Share subject to an Award that is not a Full Value Award shall be counted against the limit in Section 5.1 as one (1) Common Share.

5.3                    Other Accounting for Awards. Any Common Shares related to an Award which terminates by expiration, forfeiture, cancellation or otherwise without the issuance of such Common Shares shall again be available for issuance under the Plan. Common Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

5.4                    Prior Plan. All option agreements entered into under the Prior Plan shall be governed by the terms of this Plan.

5.5                    Reservation of Shares. The Board of Directors will reserve for allotment from time to time out of the authorized but unissued Common Shares sufficient Common Shares to provide for issuance of all Common Shares which are issuable under all outstanding Awards.

5.6                    No Fractional Shares. No fractional Common Shares may be purchased or issued under this Plan.

6.0                    GRANT OF AWARDS

                          Subject to the rules set out below, the Compensation Committee (or in the case of any proposed Participant who is a member of the Compensation Committee, the Board of Directors) may from time to time grant to any Eligible Person one or more Awards as the Compensation Committee deems appropriate. A Participant, who holds any Award at the time of granting an Award, may hold more than one type of Award.

6.1                    Date Award Granted. The date on which an Award will be deemed to have been granted under this Plan will be the date on which the Compensation Committee authorizes the grant of such Award or, other than in the case of Awards of Options, of such other future date as may be specified by the Compensation Committee at the time of such authorization and sets forth the relevant terms of the Award.

6.2                    Number of Common Shares/Maximum Grant. The number of Common Shares that may be purchased under any Award or the amount of any Award that shall be granted in any form that may result in the issuance of Common Shares will be determined and fixed by the Compensation Committee at the date of grant, provided that:

(a)

the number of Common Shares reserved for issuance to any one Participant pursuant to this Plan within any one year period shall not, in aggregate, exceed 5% of the total number of Outstanding Common Shares;

(b)

except in the case of Performance Awards that are expressly approved by shareholders of the Company, other than Insiders, the number of Common Shares reserved for issuance to Participants that are independent directors of the Company pursuant to this Plan and all of the Company’s other security based compensation arrangements that provide for the issuance by the Company out of its authorized and unissued shares or potential issuance by the Company out of its authorized and unissued shares, including outstanding options under the Prior Plan, shall not, in aggregate, exceed 1% of the total number of Outstanding Common Shares, excluding Common Shares reserved for issuance to a Participant at a time when such Participant was not an independent director of the Company; and

(c)	except in the case of Performance Awards that are expressly approved by shareholders of the Company, the number of Common Shares:

	(i)	issuable, at any time, to Participants that are Insiders; and

	(ii)	issued to Participants that are Insiders within any one year period;

pursuant to this Plan, or when combined with all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance by the Company out of its authorized and unissued shares, including the Prior Plan, shall not, in aggregate, exceed 10% of the total number of Outstanding Common Shares.

                          For the purposes of this Section 6.2, Common Shares issued pursuant to an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders.

6.3                    Award Agreements. Each Award will be evidenced by an Award Agreement which incorporates such terms and conditions as the Compensation Committee in its discretion deems appropriate and consistent with the provisions of this Plan (and the execution and delivery by the Company of an Award Agreement with a Participant shall be conclusive evidence that such Award Agreement incorporates terms and conditions determined by the Compensation Committee and is consistent with the provisions of this Plan). Each Award Agreement will be executed by the Participant to whom the Award is granted and on behalf of the Company by any member of the Compensation Committee or any officer of the Company or such other Person as the Compensation Committee may designate for such purpose.

7.0                    ELIGIBILITY

                          Any Eligible Person shall be eligible to be designated a Participant. In determining which Eligible Person shall receive an Award and the terms of any Award, the Compensation Committee may take into account the nature of the services rendered by the respective Eligible Person, their present and potential contributions to the success of the Company or such other factors as the Compensation Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, a U.S. Qualified Incentive Stock Option may only be granted to full-time or part-time employees (which term as used herein includes, without limitation, officers and directors who are also employees), and a U.S. Qualified Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a “subsidiary corporation” of the Company within the meaning of Section 424(f) of the U.S. Internal Revenue Code or any successor provision (including any Affiliate and “subsidiary corporation that becomes such after the Effective Date”).

8.0                    OPTIONS

8.1                    Exercise Price. The Exercise Price per Common Share under each Option shall be not less than the Market Price of the Common Shares at the time of grant, expressed in terms of money.

8.2                    Term of Options. Subject to Section 8.3, each Option will expire (the “Expiry Date”) on the earlier of:

(a)

the date determined by the Compensation Committee and specified in the Option Agreement pursuant to which such Option is granted, provided that such date may not be later than the earlier of: (i) the date which is the seventh (7th) anniversary of the date on which such Option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges;

(b)

if a Participant resigns from his or her employment (other than in the circumstances described in (c)), or a Participant’s contract as a Consultant terminates at its normal termination date, then only the portion of the Option that is exercisable at the date of resignation or termination may be exercised by the Participant and any such exercise must be during the period ending on the earlier of (i) 30 days after the date of resignation or termination and (ii) the Expiry Date, after which period the Option will expire;

(c)

if a Participant’s employment is terminated by the Company or an Affiliate of the Company without Cause, including a constructive dismissal, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate of the

Company before its normal termination date without Cause, then the Option, to the extent then exercisable, will continue to be exercisable by the Participant pursuant to section 8.2(c) after the Date of Termination and any exercise of the Option must be during the period ending on the earlier of (i) 180 days after the Date of Termination and (ii) the Expiry Date, after which period the Option will expire;

(d)

if a Participant’s employment is terminated by the Company or an Affiliate of the Company for Cause, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate of the Company before its normal termination date for Cause, including where a Participant resigns from his or her employment or terminates his or her contract as a Consultant after being requested to do so by the Company or an Affiliate of the Company as an alternative to being terminated for Cause, then the Option will expire on the eighth (8th) day following the Date of Termination;

(e)

if a Participant’s contract as a Consultant is frustrated before its normal termination date due to permanent disability, then only the portion of the Option that is exercisable at the date of frustration may be exercised by the Participant and any such exercise must be during the period ending on the earlier of (i) 180 days after the date of frustration and (ii) the Expiry Date, after which period the Option will expire;

(f)

if a Participant’s employment ceases due to permanent disability, then the Option, to the extent then exercisable, will continue to be exercisable pursuant to section 8.2(a) and will expire on the Expiry Date;

(g)

if a Participant retires upon attaining the mandatory or early retirement age established by the Company or an Affiliate of the Company from time to time, then the Option, to the extent then exercisable, will continue to be exercisable pursuant to section 8.2(a) and will expire on the Expiry Date; and

(h)

if a Participant dies, then the Option, to the extent then exercisable, will continue to be exercisable pursuant to section 8.2(a) after the death of the Participant, any exercise of the Option must be effected by a legal representative of the Participant’s estate or by a person who acquires the Participant’s rights under the Option by bequest or inheritance and any such exercise must be during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date, after which period the Option will expire;

subject to the right of:

(i)	the Compensation Committee to, set, at the time the Award is granted, shorter or longer periods for exercise (not later than the Expiry Date) with respect to a particular Participant; and

(j)

the Board to, after the time the Award is granted, set shorter (with the consent of the Participant) or longer periods for exercise (not later than the Expiry Date) with respect to a particular Participant or group of Participants.

8.3                    Blackout Extension. Where the Expiry Date for an Option occurs during or within nine business days following the end of a Blackout Period, the Expiry Date for such Option shall be extended to the date which is ten business days following the end of such Blackout Period.

8.4                    Vesting and Other Restrictions. Subject to the terms and conditions of this Plan, the Compensation Committee may impose such limitations or conditions on the exercise or vesting of any Option as the Compensation Committee in its discretion deems appropriate, including limiting the number of Common Shares for which any Option may be exercised during any period as may be specified by the Compensation Committee and which number of Common Shares for which such Option may be exercised in any period will be specified in the Option Agreement with respect to such Option.

8.5                    Vesting on Control Change or Termination of Employment without Cause. If a Control Change occurs, or a Participant’s employment is terminated by the Company or an Affiliate of the Company without Cause, including a constructive dismissal, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate of the Company before its normal termination date without Cause, then all unvested Options will vest on the date of such Control Change or the date of such notice of such termination, specifically without regard to any period of reasonable notice or salary continuation.

8.6                    Exercise of Options. Each Option Agreement will provide that the Option granted thereunder may be exercised only by notice (“Notice of Exercise”) delivered to the Company in the form of Schedule B and signed by the Participant, or the legal representative or committee or attorney, as the case may be (the “Legal Representative”), of the Participant, and accompanied by full payment for the Common Shares being purchased. Such consideration may be paid in any combination of the following:

(a)	bank draft, certified cheque or wire transfer; or

(b)	such other consideration as the Compensation Committee may permit consistent with applicable laws.

                          As soon as practicable after any exercise of an Option, a certificate or certificates representing the Common Shares in respect of which such Option is exercised will be delivered by the Company to the Participant or the Legal Representative of the Participant.

8.7                    Cashless Exercise. A Participant may elect “cashless” exercise in a Notice of Exercise if the Common Shares issuable on exercise of an Option are to be immediately sold. In such case the Participant will not be required to deliver to the Corporation the bank draft, certified cheque or wire transfer referred to in Section 8.6(a) . Instead the following procedure will be followed, as detailed in a Cashless Exercise Instruction Form to be provided by the Corporation and completed by the Participant;

(a)

the Participant will instruct a broker selected by the Participant to sell through an Exchange the Common Shares issuable on exercise of an Option as soon as possible and at the applicable bid price for the Common Shares;

(b)

on the settlement date for the trade, the Company will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on exercise of the Option, against payment by the broker to the Company or the Exercise Price for such Common Shares; and

(c)	the broker will deliver to the Participant the remaining proceeds of sale, net of the brokerage commission.

8.8                    Alternative Exercise. With the approval of the Compensation Committee, a Participant may, rather than exercise an Option which the Participant is entitled to exercise under the Plan, elect to surrender the Option in whole or in part and, in lieu of receiving the Common Shares to which the surrendered Option relate, receive the number of Common Shares, disregarding fractions, which, when multiplied by the Market Price of the Common Shares to which the surrendered Option relate, have a value equal to the product of the number of Common Shares to which the surrendered Option relate multiplied by the difference between the Market Price and the Exercise Price of the Common Shares to which the surrendered Option relate, less any amount withheld on account of income taxes. A Participant may also elect, subject to the approval of the Compensation Committee, to surrender the Option in whole or in part and, in lieu of receiving the Common Shares to which the surrendered Option relate, receive cash equal to the product of the number of Common Shares to which the surrendered Option relate multiplied by the difference between the Market Price and the Exercise Price of the Common Shares to which the surrendered Option relate, less any amount withheld on account of income taxes. For the purpose of determining the aggregate number of Common Shares that may be subject to Awards granted pursuant to the Plan, the number of Common Shares in respect of Options that are surrendered shall be considered as if such Options had been exercised, and such Options may not be reissued.

8.9                    Maximum Grant in a Calendar Year. Notwithstanding anything contained herein to the contrary but subject to Section 6.2, the aggregate number of Common Shares to which Options may be granted in any calendar year to any one Participant shall not exceed 1.5 million Common Shares.

9.0                    STOCK APPRECIATION RIGHTS

                          The Compensation Committee is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms and conditions of the Plan.

9.1                    Exercise of Stock Appreciation Rights. Each Stock Appreciation Right granted under the Plan shall confer on the holder upon exercise of the Stock Appreciation Right the right to receive, as determined by the Compensation Committee, cash equal to the excess of: (i) the Market Price of one Common Share on the date of exercise, and; (ii) the grant price of the Stock Appreciation Right as determined by the Compensation Committee, which grant price shall not be less than 100% of the Market Price of one Common Share on the date of grant of the Stock

Appreciation Right, or a fraction of a Common Share having a value (based on the Market Price of a Common Share on the date of exercise) equal to the excess of the amount in subclause (i) and the amount in subclause(ii) above. Subject to the terms of the Plan, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions (including conditions or restrictions on the exercise thereof) of any Stock Appreciation Right shall be as determined by the Compensation Committee.

9.2                    Term of Stock Appreciation Rights. Subject to Section 9.3, each Stock Appreciation Right will have a similar Expiry Date as for Options, being the earlier of:

(a)

the date determined by the Compensation Committee and specified in the Award Agreement pursuant to which such Stock Appreciation Right is granted, provided that such date may not be later than the earlier of: (i) the date which is the seventh (7th) anniversary of the date on which such Stock Appreciation Right is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges;

(b)

in the event the Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, the date which is 180 days following the Date of Termination (specifically without regard to any period of reasonable notice or any salary continuance) of the Participant’s directorship, active employment or active engagement, as applicable, with the Company or its Affiliates, or such earlier or later date as the Compensation Committee may determine but no later than the Expiry Date;

(c)

in the event of the termination of the Participant as a director, officer, employee or Consultant of the Company or its Affiliates for cause, the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance; and

(d)

in the event of the death of a Participant prior to: (i) the Participant ceasing to be an Eligible Person (which, in the case of an employee or Consultant of the Company or its Affiliates, shall be the date on which active employment or engagement, as applicable, with the Company or its Affiliates terminates, specifically without regard to any period of reasonable notice or any salary continuance); or (ii) the date on which the Stock Appreciation Right, but for this Section 9.2(d), would have expired pursuant to Section 9.2(b); the date which is one year after the date of death of such Participant or such earlier or later date as the Compensation Committee may determine but no later than the Expiry Date.

9.3                    Blackout Extension. Where the Expiry Date for a Stock Appreciation Right occurs during or within nine business days following the end of a Blackout Period, the Expiry Date for such Stock Appreciation Right shall be extended to the date which is ten business days following the end of such Blackout Period.

10.0                   RESTRICTED STOCK

                          The Compensation Committee is hereby authorized to grant Restricted Stock to an Eligible Person with the following terms and conditions and with such additional terms and conditions not inconsistent with the provision of the Plan as the Compensation Committee shall determine.

10.1                   Restriction. Common Shares of Restricted Stock shall be subject to such restrictions as the Compensation Committee may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions lapse separately or in combination at such time or times, in such instalments or otherwise as the Compensation Committee may deem appropriate.

10.2                   Stock Certificates. Any Restricted Stock granted under the Plan shall be evidenced by the issuance of a share certificate or certificates, which shall be held by the Company. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the applicable Award Agreement and possible forfeiture of such shares of Restricted Stock. Upon the issuance of the share certificate or share certificates for the Restricted Stock, the holder thereof shall have all rights of a shareholder of record with respect to such Common Shares, including the right to vote and receive distributions. The Common Shares of Restricted Stock shall vest in the holder thereof when all vesting restrictions and vesting contingencies lapse, including the lapse of any rights of forfeiture. Until such time, the Compensation Committee may require that such Common Shares be held by the Company together with a stock power duly endorsed in blank by the holder.

10.3                   Forfeiture. Except as otherwise determined by the Compensation Committee, upon a Participant’s termination of employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, all applicable Common Shares of Restricted Stock at such time subject to restriction shall be forfeited and reacquired by the Company; provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Common Shares of Restricted Stock.

10.4                   For Canadian Residents. Participants employed in Canada are not eligible to receive a grant of Restricted Stock pursuant to this Article 10 of this Plan.

11.0                   RESTRICTED STOCK UNIT AWARDS

                          The Compensation Committee is hereby authorized to grant Restricted Stock Unit Awards to an Eligible Person evidencing the right for such Eligible Person to receive a Common Share (or cash payment equal to the Market Price of a Common Share) at some future date.

11.1                   Restrictions. A Restricted Stock Unit Award will be subject to a Restricted Stock Unit Award Agreement containing such terms and conditions, not inconsistent with the provisions of the Plan, as the Compensation Committee shall determine.

11.2                   Stock Certificates. Any Restricted Stock Unit granted under the Plan shall be evidenced by the issuance of a share certificate or certificates, which shall be held by the

Company. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the applicable Award Agreement and possible forfeiture of such shares of Restricted Stock Unit. Upon the issuance of the share certificate or share certificates for the Restricted Stock Unit, the holder thereof shall have all rights of a shareholder of record with respect to such Common Shares, including the right to vote and receive distributions. The Common Shares of the Restricted Stock Unit shall vest in the holder thereof when all vesting restrictions and vesting contingencies lapse, including the lapse of any rights of forfeiture. Until such time, the Compensation Committee may require that such Common Shares be held by the Company together with a stock power duly endorsed in blank by the holder

11.3                   Forfeiture. Except as otherwise determined by the Compensation Committee and as set forth in the applicable Award Agreement, upon a Participant’s termination of employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, all applicable Restricted Stock Units at such time subject to restriction shall be forfeited and reacquired by the Company; provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Restricted Stock Units.

11.4                   For Canadian Residents. Restricted Stock Unit Awards shall be settled in Common Shares, unless the Company offers the Participant the right to receive cash in lieu of Common Shares and the Participant, in its sole discretion, so elects.

12.0                   PERFORMANCE AWARDS

                          The Compensation Committee is hereby authorized to grant Performance Awards to an Eligible Person subject to the terms of the Plan. A Performance Award granted under the Plan (i) may be denominated or payable in cash, Common Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property, and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Compensation Committee shall establish. Subject to the terms of the Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of the Performance Award shall be determined by the Compensation Committee.

13.0                   OTHER STOCK-BASED AWARDS

13.1                   Grant of Stock-Based Awards. The Compensation Committee is hereby authorized to grant to an Eligible Person, subject to the terms of the Plan, such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Plan. Common Shares or other securities delivered pursuant to a purchase right granted under this Article 13 shall be purchased for such consideration, which may be paid by such method or methods and in such form or forms (including, without limitation, cash, Common Shares, promissory notes provided, however, that the acceptance of such promissory notes does not conflict with Section 402 of the Sarbanes-Oxley Act of 2002 (if applicable), other securities, other Awards or other property or any combination thereof), as the Compensation Committee shall determine, the value of which consideration, as established by the Compensation Committee, shall not be less than 100% of the Market Price of such Common Shares or other securities as of the date such purchase right is granted.

13.2                   Income Tax. With respect to any other Award granted to a Participant employed in Canada, the Compensation Committee shall have the right, but not the obligation, to take account of Canadian income tax considerations in determining the terms and conditions of the Award or any other amendment thereto.

14.0                   GENERAL TERMS OF AWARDS

14.1                   Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as determined by the Compensation Committee and required by applicable law.

14.2                   Awards May Be Granted Separately or Together. Awards may, in the discretion of the Compensation Committee, be granted either alone or in addition to, in tandem with any other Award or any award granted under any plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any such other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

14.3                   Forms of Payment under Awards. Subject to the terms of the Plan, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Compensation Committee shall determine (including, without limitation, cash, Common Shares, promissory notes provided, however, that the acceptance of such promissory notes does not conflict with Section 402 of the Sarbanes-Oxley Act of 2002 (if applicable), other securities, other Awards or other property or any combination thereof), and may be made in a single payment or transfer, in instalments or on a deferred basis, in each case in accordance with rules and procedures established by the Compensation Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on instalment or deferred payments or the grant or crediting of dividend equivalents with respect to instalment or deferred payments.

14.4                   Restrictions, Securities Exchange Listing. All Common Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Compensation Committee may deem advisable under the Plan, applicable United States federal or state, Canadian provincial, or foreign securities laws and regulatory requirements, and applicable Canadian corporate laws, and the Compensation Committee may direct appropriate stop transfer orders and cause other legends to be placed on the certificates for such Common Shares or other securities to reflect such restrictions. If the Common Shares or other securities are traded on a securities exchange, the Company shall not be required to deliver any Common Shares or other securities covered by an Award unless and until such Common Shares or other securities have been admitted for trading on such securities exchange.

15.0                   CHANGE IN STATUS

                          A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

16.0                   NON-TRANSFERABILITY OF AWARDS

                          Each Award Agreement will provide that the Award granted thereunder is not transferable or assignable to anyone other than a Permitted Assign. The Award Agreement will also provide that the Award granted thereunder may only be exercised by the Participant or a Permitted Assign or in the event of:

(a)	the death of the Participant or a Permitted Assign; or

(b)

the appointment of a committee or duly appointed attorney of the Participant or a Permitted Assign on the grounds that the Participant or a Permitted Assign is incapable, by reason of physical or mental infirmity, of managing their affairs;

the Participant’s or a Permitted Assign’s Legal Representative.

17.0                   REPRESENTATIONS AND COVENANTS OF PARTICIPANTS

17.1                   Representations and Covenants. Each Award Agreement will be deemed to contain representations and covenants of the Participant that:

(a)	the Participant is a director, officer, employee, or Consultant of the Company or its Affiliates or a Person otherwise determined as an Eligible Person under this Plan by the Compensation Committee;

(b)	the Participant has not been induced to enter into such Award Agreement by the expectation of employment or continued employment with the Company or its Affiliates;

(c)

the Participant is aware that the grant of the Award and the issuance by the Company of Common Shares thereunder are exempt from the obligation under applicable securities laws to file a prospectus or other registration document qualifying the distribution of the Options or the Common Shares to be distributed thereunder under any applicable securities laws;

(d)

upon each exercise of an Option, the Participant, or the Legal Representative of the Participant, as the case may be, will, if requested by the Company, represent and agree in writing that the Person is, or the Participant was, a director, officer, employee or Consultant of the Company or its Affiliates or a Person otherwise determined as an Eligible Person under this Plan by the Compensation Committee and has not been induced to purchase the Common Shares by expectation of employment or continued employment with the Company or its Affiliates, and that such Person is not aware of any commission or other remuneration having been paid or given to others in respect of the granting of the Award; and

(e)

if the Participant or the Legal Representative of the Participant exercises the Option, the Participant or the Legal Representative, as the case may be, will prior to and upon any sale or disposition of any Common Shares purchased pursuant to the exercise of the Option, comply with all applicable securities laws and all applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges, and will not offer, sell or deliver any of such Common Shares, directly or indirectly, in the United States or to any citizen or resident of, or any company, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with the securities laws of the United States.

17.2                   Provisions Relating to Common Share Issuances under an Option Agreement. Each Option Agreement will contain such provisions as in the opinion of the Compensation Committee are required to ensure that no Common Shares are issued on the exercise of an Option unless the Compensation Committee is satisfied that the issuance of such Common Shares will be exempt from all registration or qualification requirements of applicable securities laws and will be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges. In particular, if required by any regulatory authority to which the Company is subject, including the Stock Exchanges, an Option Agreement may provide that shareholder approval to the grant of an Option must be obtained prior to the exercise of the Option or to the amendment of the Option Agreement.

18.0                   U.S. QUALIFIED INCENTIVE STOCK OPTION PROVISIONS

                          To the extent required by Section 422 of the U.S. Internal Revenue Code, U.S. Qualified Incentive Stock Options shall be subject to the following additional terms and conditions and if there is any conflict between the terms of this Article and other provisions under this Plan, the provisions under this Article shall prevail:

18.1                   Eligible Employees. All classes of employees of the Company or one of its parent companies or subsidiary companies may be granted U.S. Qualified Incentive Stock Options. U.S. Qualified Incentive Stock Options shall only be granted to U.S. Optionees who are, at the time of grant, officers, key employees or directors of the Company or one of its parent companies or subsidiary companies (provided, for purposes of this Article 18 only, such directors are then also employees of the Company or one of its parent companies or subsidiary companies). For purposes of this Article 18, “parent company” and “subsidiary company” shall have the meanings attributed to those terms for the purposes of Section 422 of the U.S. Internal Revenue Code. Any director of the Company who is a U.S. Optionee shall be ineligible to vote upon the granting of such Option; and for greater certainty, Consultants of the Company or one of its parents or subsidiary companies may not be granted U.S. Qualified Incentive Stock Options.

18.2                   Dollar Limitation. To the extent the aggregate fair market value (determined as of the grant date) of Common Shares with respect to which U.S. Qualified Incentive Stock Options are exercisable for the first time by a U.S. Optionee during any calendar year (under this Plan and all other stock option plans of the Company and any parent or subsidiary companies) exceeds U.S. $100,000, such portion in excess of U.S. $100,000 shall be treated as a U.S. Nonqualified Stock Option. In the event the U.S. Optionee holds two or more such Options that become exercisable for the first time in the same calendar year, such limitation shall be applied on the basis of the order in which such Options are granted.

18.3                   Term of U.S. Qualified Incentive Stock Options; No Issuance of U.S. Qualified Incentive Stock Options More than 10 Years after Plan Adopted. Consistent with Section 8.2 pertaining to the maximum term of Options, a U.S. Qualified Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the date on which the U.S. Qualified Incentive Stock Option was granted. No U.S. Qualified Incentive Stock Option may be granted more than 10 years after the earlier of (a) the date on which this Plan is adopted by the Board of Directors; or (b) the date on which this Plan is approved by the shareholders of the Company.

18.4                   10% Shareholders. If any U.S. Optionee to whom a U.S. Qualified Incentive Stock Option is to be granted under this Plan at the time of the grant of such U.S. Qualified Incentive Stock Option is the owner of shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company and any parent or subsidiary companies, then the following special provisions shall be applicable to the U.S. Qualified Incentive Stock Option granted to such individual:

(a)

the Exercise Price (per Common Share) subject to such U.S. Qualified Incentive Stock Option shall not be less than one hundred ten percent (110%) of the fair market value of one Common Share at the time of grant; and

(b)	for the purposes of this Article 18 only, the option exercise period shall not exceed five (5) years from the date of grant.

The determination of ten percent (10%) ownership shall be made in accordance with Section 422 of the U.S. Internal Revenue Code.

18.5                   Exercisability. To qualify for U.S. Qualified Incentive Stock Option tax treatment, an Option designated as a U.S. Qualified Incentive Stock Option must be exercised within three months after termination of employment for reasons other than death or total disability, except that, in the case of termination of employment due to death or total disability, such Option must be exercised within one year after such termination. Employment shall not be deemed to continue beyond the first three months of a leave of absence unless the U.S. Optionee’s reemployment rights are guaranteed by statute or contract. For purposes of this Section 18.5, “total disability” shall mean a mental or physical impairment of the U.S. Optionee which is expected to result in death or which has lasted or is expected to last for a continuous period of 12 months or more and which causes the U.S. Optionee to be unable, to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after the Company and the two independent physicians have furnished their opinion of total disability to the Compensation Committee.

18.6                   Taxation of U.S. Qualified Incentive Stock Options. In order to obtain certain tax benefits afforded to U.S. Qualified Incentive Stock Options under Section 422 of the U.S. Internal Revenue Code, the U.S. Optionee must hold the Common Shares issued upon the exercise of a U.S. Qualified Incentive Stock Option for two years after the date of grant of the U.S. Qualified Incentive Stock Option and one year from the date of exercise. A U.S. Optionee may be subject to U.S. alternative minimum tax at the time of exercise of a U.S. Qualified Incentive Stock Option. The Compensation Committee may require a U.S. Optionee to give the Company prompt notice of any disposition of shares acquired by the exercise of a U.S. Qualified Incentive Stock Option prior to the expiration of such holding periods.

18.7                   Non-Transferability of U.S. Qualified Incentive Stock Options. No U.S. Qualified Incentive Stock Option granted under this Plan may be assigned or transferred by the U.S. Optionee other than by will or by the laws of descent and distribution, and during the U.S. Optionee’s lifetime, such U.S. Qualified Incentive Stock Option may be exercised only by the U.S. Optionee.

18.8                  Exercise Price. Notwithstanding Section 8.1, no U.S. Qualified Incentive Stock Option granted under the Plan shall have an Exercise Price less than the fair market value of the underlying Common Shares at the date of grant of such Option, as determined at such time in good faith by the Board or Directors or the Compensation Committee, as the case may be. For purposes of this Section 18.8, unless otherwise determined by the Board, fair market value shall mean the closing price of one Common Share as reported on the American Stock Exchange, or such other market on which the Common Shares are listed or posted for trading, on the date of grant of such Option.

18.9                   Approval by Shareholders. No U.S. Qualified Incentive Stock Option granted to a U.S. Optionee under this Plan shall become exercisable unless and until this Plan shall have been approved by the shareholders of the Company within 12 months of adoption by the Board of Directors of the Company.

19.0                   WITHHOLDING TAX

                          The Participant will be solely responsible for paying any applicable withholding taxes arising from the grant, vesting or exercise of any Award and payment is to be made in a manner satisfactory to the Company. Notwithstanding the foregoing, the Company will have the right to withhold from any Award or any Common Shares issuable pursuant to an Award or from any cash amounts otherwise due or to become due from the Company to the Participant, an amount equal to any such taxes.

20.0                   CONDITIONS

                          Notwithstanding any of the provisions contained in this Plan or in any Award Agreement, the Company’s obligation to issue Common Shares to a Participant pursuant to the exercise of an Option or the granting of any Award will be subject to, if applicable:

(a)	completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

(b)

the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; or

(c)	change or modify any Award to U.S. Optionees that would result in a violation of Section 409A of the U.S. Internal Revenue Code.

21.0                   SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

21.1                   Suspension, Amendment or Termination of Plan. The Compensation Committee will have the right at any time to suspend or terminate this Plan and, subject to Section 21.2, may:

(a)	with the prior approval of shareholders of the Company by ordinary resolution make any amendment to any Award Agreement or the Plan, including any amendment that would:

	(i)	increase the number of Common Shares, or rolling maximum, reserved for issuance under the Plan as set out in Section 5.1;

(ii)

reduce the Exercise Price per Common Share under any Option or Stock Appreciation Right or cancel any Option or Stock Appreciation Right and replace such Option or Stock Appreciation Right with a lower Exercise Price per Common Share under such replacement Option or Stock Appreciation Right;

	(iii)	extend the term of an Award beyond its original expiry time;

	(iv)	increase the limit on participation by independent directors; or

	(v)	permit an Award to be transferable or assignable to any Person other than in accordance with Articles 16 or Article 22;

(b)	without the prior approval of shareholders of the Company make the following amendments to any Award Agreement or the Plan:

	(i)	amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

	(ii)	amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including the Stock Exchanges;

	(iii)	amendments to any vesting provisions of an Option;

(iv)	amendments to the expiration date of an Award that does not extend the term of an Award past the original date of expiration for such Award; and

(v)

amendments to implement or modify a cashless exercise feature for Options, whether such feature provides for payments in cash or securities, so long as any such feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares available under the Plan.

Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of all regulatory authorities to which the Company is subject shall be complied with and obtained in connection with any such suspension, termination or amendment to the Plan or amendments to any Award Agreement.

21.2                   Limitations. In exercising its rights pursuant to Section 21.1, the Compensation Committee will not have the right to:

(a)

affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Award previously granted under this Plan (except: (i) with the consent of such Participant; (ii) as permitted pursuant to Article 22; or (iii) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including the Stock Exchanges); or

(b)

change or adjust any outstanding U.S. Qualified Incentive Stock Option without the consent of the Participant if such change or adjustment would constitute a “modification” that would cause such U.S. Qualified Incentive Stock Option to fail to continue to qualify as a U.S. Qualified Incentive Stock Option.

21.3                   Powers of Compensation Committee Survive Termination. The full powers of the Compensation Committee as provided for in this Plan will survive the termination of this Plan until all Awards and Options have been exercised in full or have otherwise expired.

22.0                   ADJUSTMENTS

22.1                   Adjustments. Adjustments will be made to (i) the Exercise Price of an Option, (ii) the number of Common Shares delivered to a Participant upon exercise of an Option and/or (iii) the maximum number of Common Shares that, pursuant to section 5.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan in the following events and manner, subject to any required regulatory approvals and the right of the Board to make such other or additional adjustments as the Board considers to be appropriate in the circumstances:

(a)

upon (i) a subdivision of the Common Shares into a greater number of Common Shares, (ii) a consolidation of the Common Shares into a lesser number of Common Shares or (iii) the issue of a stock dividend to holders of the Common Shares (excluding a stock dividend paid in lieu of a cash dividend in the ordinary course), the Exercise Price will be adjusted accordingly and the Company will deliver upon exercise of an Option, in addition to or in lieu of the number of

Common Shares in respect of which the right to purchase is being exercised, such greater or lesser number of Common Shares as result from the subdivision, consolidation or stock dividend;

(b)

upon (i) a capital reorganization, reclassification or change of the Common Shares, (ii) a consolidation, amalgamation, arrangement or other form of business combination of the Company with another person or Company or (iii) a sale, lease or exchange of all or substantially all of the property of the Company, the Exercise Price will be adjusted accordingly and the Company will deliver upon exercise of an Option, in lieu of the Common Shares in respect of which the right to purchase is being exercised, the kind and amount of shares or other securities or property as results from such event;

(c)

upon the distribution by the Company to holders of the Common Shares of (i) shares of any class (whether of the Company or another Company) other than Common Shares, (ii) rights, options or warrants, (iii) evidences of indebtedness or (iv) cash (excluding a cash dividend paid in the ordinary course), securities or other property or assets, the Exercise Price will be adjusted accordingly but no adjustment will be made to the number of Common Shares to be delivered upon exercise of an Option;

(d)

upon the occurrence of an event described in (a) or (b) above, the maximum number of Common Shares that, pursuant to section 5.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan will be adjusted accordingly;

(e)

adjustments to the Exercise Price of an Option will be rounded up to the nearest one cent and adjustments to the number of Common Shares delivered to a Participant upon exercise of an Option and the maximum number of Common Shares that, pursuant to section 5.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan will be rounded down to the nearest whole Common Share; and

(f)	an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative

                          Appropriate adjustments that are similar to the foregoing will be made in respect of Stock Appreciation Rights, Restricted Stock, Restricted Stock Unit Awards, Performance Awards and other stock based awards referred to in Section 13.1 in the foregoing events and manner, subject to any required regulatory approvals and the right of the Board to make such other or additional adjustments as the Board considers to be appropriate in the circumstances:

22.2                   Control Change – Actions by Compensation Committee. Subject to the approval of the Toronto Stock Exchange and any other applicable regulatory authority, in the event of a Control Change or a transaction or a proposed transaction which, in the opinion of the Compensation Committee could, if completed in accordance with its terms result in a Control Change:

(a)

the Compensation Committee shall, in a manner determined by them to be appropriate and equitable, determine any adjustment to the number and type of Common Shares (or other securities or other property) that thereafter shall be made the subject of Awards;

(b)

the Compensation Committee shall, in a manner determined by them to be appropriate and equitable, determine the number and type of Common Shares (or other securities or other property) subject to outstanding Awards;

(c)

the Compensation Committee shall, in a manner determined by them to be appropriate and equitable, determine the purchase price or exercise price with respect to any Award; provided, however, that the number of Common Shares covered by any Award or to which such Award relates shall always be a whole number;

(d)

the Compensation Committee shall, in a manner determined by them to be appropriate and equitable, determine the manner in which all unexercised option rights and other Awards granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the exercise or payment of such rights by the Participants, the time for the fulfilment of any conditions or restrictions on such exercise, and the time for the expiry of such rights;

(e)

the Compensation Committee or any Person which is or would be the successor to the Company or which may issue securities in exchange for Common Shares upon the Control Change becoming effective may offer any Participant the opportunity to obtain a new or replacement option or Award over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the Exercise Price or Award (and otherwise substantially upon the terms of the Option being replaced, or upon terms no less favourable to the Participant) including, without limitation, the periods during which the Option may be exercised or the Award paid and expiry dates; and in such event, the Participant shall, if he accepts such offer, be deemed to have released his Option over the Common Shares or Award and such Option or Award shall be deemed to have lapsed and be cancelled; and

(f)

the Compensation Committee may commute for or into any other security or any other property or cash, any Option that is still capable of being exercised or other Award, upon giving to the Participant to whom such Option has been granted at least 30 days written notice of its intention to commute such Option, and during such period of notice, the Option, to the extent it has not been exercised, may be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the Option shall lapse and be cancelled.

Subsections (a) through (f) of this Section 22.2 may be utilized independently of, successively with, or in combination with each other and Section 22.1, and nothing therein contained shall be construed as limiting or affecting the ability of the Compensation Committee to deal with Awards in any other manner. All determinations by the Compensation Committee under this Article 22 will be final, binding and conclusive for all purposes.

22.3                   Control Change – Exercise to Participate in Transaction. On the occurrence of a Control Change, notwithstanding section 22.2, a Participant may exercise the Option, notwithstanding the time or times specified in such Option Agreement for the exercise of the Option granted thereunder, as to any of the Common Shares in respect of which the Option has not been exercised, and

(a)	If a “take-over bid” (within the meaning of applicable securities legislation) made by any person for the voting securities of the Company would, if successful, result in a Control Change, then:

	(i)	the Company will promptly notify the Participant of the take-over bid and the rights of the Participant under this section;

(ii)

the Participant may exercise the Option, notwithstanding section 4.4(a), as to any of the Common Shares in respect of which the Option has not been exercised, during the period ending on the earlier of the expiration of the take-over bid and the Expiry Date; and

	(iii)	exercise of the Option shall only be for the purpose of depositing the Optioned Shares pursuant to the take-over bid; and

(b)

in any other case, only for the purpose of participating in such transaction provided that the Compensation Committee may take such steps and require such documentation from the Participant which in its opinion are necessary to ensure that such Common Shares that are issued upon the exercise of the Option are purchased only for the purpose of participating in such transaction.

provided that if such Control Change does not occur then the Participant shall promptly return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation, the Option respecting such Common Shares shall be deemed not to have been exercised, the Common Shares shall be deemed not to have been issued and the Company shall refund to the Participant the aggregate Exercise Price for the Common Shares (unless the Participant elected cashless exercise).

22.4                   Going Private Transaction. In the event of a Going Private Transaction, the Company may terminate the Awards at the time of and subject to the completion of such Going Private Transaction by giving at least 10 days prior written notice of such termination to the Participant and paying to the Participant at the time of completion of such Going Private Transaction an amount equal to the fair value of such Award as determined by a recognized investment dealer in Canada as selected by the Compensation Committee for such purpose (for such purpose the Participant will be deemed to be entitled to exercise their rights as to the purchase of all of the Common Shares then covered by such Award notwithstanding any restrictions which may be specified in the Option Agreement for the exercise of the Award) and, absent manifest error, the determination of such investment dealer will be conclusive and binding on the Participant and the Company.

22.5                   Cancellation. The Compensation Committee may, in its sole discretion, cancel any or all outstanding Awards and pay to the holders of any such Awards that are otherwise vested, in cash, the value of such Awards based upon the price per share of capital stock received or to be received by other shareholders of the Company in such event, provided that if and to the extent required by U.S. Internal Revenue Code Section 409A and applicable guidance thereunder this sentence shall not apply to any award that is subject to U.S. internal Revenue Code Section 409A if the cancellation would result in a violation of Section 409A.

22.6                   No Limitation. The grant of any Awards under this Plan will in no way affect the Company’s right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

22.7                   No Fractional Shares. No adjustment or substitution provided for in this Article 22 will require the Company to issue a fractional share in respect of any or other Awards and the total substitution or adjustment with respect to each Award will be limited accordingly.

23.0                   MITIGATION OF EXCISE TAX

                          Parachute Payments. If any payment or right accruing to a Participant under this Plan (without the application of this Article 23), either alone or together with other payments or rights accruing to the Participant from the Company or an Affiliate (“Total Payments”), would constitute a “parachute payment” (as defined in Section 280G of the Code and regulations thereunder) such payment or right shall be reduced, either under this Plan or under any other agreement providing for such other payments or rights, to the largest amount or greatest right that will result in no portion of the amount payable or right accruing under the Plan being subject to an excise tax under Section 4999 of the Code or being disallowed as a deduction under Section 280G of the Code. The determination of whether any reduction in the rights or payments under this Plan is to apply shall be made by the Company. The Participant shall cooperate in good faith with the Company in making such determination and providing any necessary information for this purpose.

24.0                   GENERAL

24.1                   No Rights as Shareholder. Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Common Shares reserved for the purpose of any Award.

24.2                   No Effect on Employment. Nothing in this Plan or any Award Agreement will confer upon any Participant any right to continue in the employ of or under contract with the Company or its Affiliates or affect in any way the right of the Company or any such Affiliate to terminate his or her employment at any time or terminate his or her consulting contract, nor will anything in this Plan or any Award Agreement be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any such Affiliate to extend the employment of any Participant beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or its Affiliates or any present or future retirement policy of the Company or its Affiliates, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Company or its Affiliates. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

24.3                   No Fettering of Directors’ Discretion. Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board of Directors in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

24.4                   Applicable Law. The Plan and any Award Agreement granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

24.5                   Interpretation. References herein to any gender include all genders and to the plural includes the singular and vice versa. The division of this Plan into Sections and Articles and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan.

The foregoing Plan was adopted by the directors of the Company on the 25th day of May, 2007 and confirmed by the shareholders of the Corporation on the 27th day of June, 2007.

POLYMET MINING CORP.

Per:
Name: William B Murray
Title: President

SCHEDULE A - FORM OF OPTION AGREEMENT

POLYMET MINING CORP.
POLYMET 2007 OMNIBUS SHARE COMPENSATION PLAN
OPTION AGREEMENT

This Option Agreement is entered into between PolyMet Mining Corp. (the “Company”) and the Participant named below pursuant to the PolyMet 2007 Omnibus Share Compensation Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on •, 200• (the “Grant Date”);

2.	• (the “Participant”);

3.	was granted an option (the “Option”) to purchase • Common Shares (the “Optioned Shares”) of the Company, exercisable from time to time as to:

•; and

•; [NOTE: or other exercise criteria, as appropriate.]

4.	at a price (the “Exercise Price”) of $• per Common Share; and

5.	for a term expiring at 5:00 p.m., Vancouver time, on • , 201• (the “Expiry Date”);

on the terms and subject to the conditions set out in the Plan.

By signing this agreement, the Participant acknowledges that he or she has read and understands the terms of the Plan and accepts the Option in accordance with the terms of the Plan.

IN WITNESS WHEREOF the Company and the Participant have executed this Option Agreement as of • , 200•.

PolyMet Mining Corp.

By:

By:

By the Participant

Name of Participant

Signature of Participant

SCHEDULE B - FORM OF NOTICE OF EXERCISE

POLYMET MINING CORP.
POLYMET 2007 OMNIBUS SHARE COMPENSATION PLAN
NOTICE OF EXERCISE

TO:             PolyMet Mining Corp.

Attention: The Corporate Secretary

Reference is made to the Option Agreement made as of ___ , 200__ between PolyMet Mining Corp. (the “Company”) and the Participant named below. The Participant hereby exercises the Option to purchase Common Shares of the Company as follows:

Number of Optioned Shares for which Option being exercised:

Exercise Price per Common Share:	$

Total Exercise Price:	$

Check here for exercise of the Option if a cheque (which need not be a certified cheque) or bank draft is tendered with this Notice of Exercise:	[ ]

Address of Participant as it is to appear on the register of Common Shares of the Company and to which a certificate representing the Common Shares being purchased is to be delivered

Dated   •, 200•.

Name of Participant

Signature of Participant

A Participant may elect a “cashless” exercise in accordance with the term of the Option Agreement. If the Participant elects a “cashless” exercise, the Participant must make advance arrangements with the Company by contacting the Corporate Secretary of the Company and carrying our the terms of those arrangements.